FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.

(Registrant)

Date: May 11, 2004

By:	/s/ OTHÓN FRIAS CALDERÓN

Name:	Othón Frías Calderón
Title:	Attorney-in-fact

TV AZTECA, S. A. DE C. V.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, March 31, 2004

To the Stockholders of

TV Azteca, S. A. de C. V. and subsidiaries:

We have audited the consolidated balance sheets of TV Azteca, S. A. de C. V. and its subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of results of operations, of changes in stockholders’ equity and of changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 7 to the consolidated financial statements, at the extraordinary stockholders’ meeting held on December 19, 2003, the stockholders agreed to spin off the investment in shares of Unefon, S. A. de C. V. and Cosmofrecuencias, S. A. de C. V., associated companies and part of the stockholders’ equity, to create a spun-off company by the name of Unefon Holdings, S. A. de C. V., a related party, with the effects mentioned in that Note.

Additionally, as mentioned in Note 7 to the consolidated financial statements, the Company is in the process of being investigated by the U.S. Securities and Exchange Commission in respect of potential violations of the United States Securities and Exchange Act of 1934 and certain rules promulgated thereunder, in connection with the disclosure of the debt owed by Unefon, S. A. de C. V., an associated company, to its technology supplier and the payment of that debt through Codisco Investments LLC, a company in which Mr. Ricardo Salinas Pliego, the principal stockholder and chairman of the Board of Directors of TV Azteca, S. A. de C. V., had 50% indirect equity interest. As of March 31, 2004, the date of issuance of the consolidated financial statements, the investigation is still in process and, therefore, the Company as management is not in a position to determine the impact, if any, of this investigation on its financial statements, its officers or its Board of Directors. The consolidated financial statements do not include any adjustment that might be required as a result of the investigation.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of TV Azteca, S. A. de C. V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and the changes in their stockholders’ equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Manuel Leyva Vega

Audit Partner

(2)

STATUTORY AUDITOR’S REPORT

México City, March 31, 2004

To the Stockholders and Board of Directors of

TV Azteca, S. A. de C. V. and subsidiaries

In my capacity as Statutory Auditor and in compliance with the provisions of Article 166 of the Mexican General Companies Law and of the Company’s bylaws, I hereby submit my report on the correctness, adequacy and fairness of the financial information presented to you by the Board of Directors in connection with the Company’s operations for the year ended December 31, 2003.

I have attended the Stockholders’ and Board of Directors’ meetings of which I have been notified, and I have obtained from the Company’s management the operating information, documentation and accounting records that I considered it necessary to examine. My examination was made in accordance with auditing standards generally accepted in Mexico.

As mentioned in Note 7 to the consolidated financial statements, at the extraordinary stockholders’ meeting held on December 19, 2003, the stockholders agreed to spin off the investment in shares of Unefon, S. A. de C. V. and Cosmofrecuencias, S. A. de C. V., associated companies and part of the stockholders’ equity, to create a spun-off company by the name of Unefon Holdings, S. A. de C. V., a related party, with the effects mentioned in that Note.

Additionally, as mentioned in Note 7 to the consolidated financial statements, the Company is in the process of being investigated by the U.S. Securities and Exchange Commission in respect of potential violations of the United States Securities and Exchange Act of 1934 and certain rules promulgated thereunder, in connection with the disclosure of the debt owed by Unefon, S. A. de C. V., an associated company, to its technology supplier and the payment of that debt through Codisco Investments LLC, a company in which Mr. Ricardo Salinas Pliego, the principal stockholder and chairman of the Board of Directors of TV Azteca, S. A. de C. V., had 50% indirect equity interest. As of March 31, 2004, the date of issuance of the consolidated financial statements, the investigation is still in process and, therefore, the Company as management is not in a position to determine the impact, if any, of this investigation on its financial statements, its officers or its Board of Directors. The consolidated financial statements do not include any adjustment that might be required as a result of the investigation.

In my opinion, the accounting and reporting policies and criteria followed by the Company and applied by management in preparing the financial information presented to this Meeting are appropriate and adequate, and have been applied on a basis consistent with that of the previous year; therefore, such information correctly, fairly and adequately presents the financial position of TV Azteca, S. A. de C. V. and subsidiaries at December 31, 2003, and the results of their operations, the changes in their stockholders’ equity and the changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

C.P. Luis Moirón Llosa

Statutory Auditor

(4)

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(a subsidiary of Azteca Holdings, S. A. de C. V.)

(Note 1)

CONSOLIDATED BALANCE SHEETS

(thousands of Mexican pesos of

December 31, 2003 purchasing power)

	At December 31,
	2003		2002
ASSETS
Current assets:
Cash and marketable securities (Note 4)	Ps	2,481,283	Ps	1,448,586
Accounts receivable (Note 5)		5,721,829		5,116,572
Due from related parties (Note 8)		625,054		503,924
Exhibition rights		439,819		321,888
Inventories		67,234		139,599

Total current assets		9,335,219		7,530,569
Accounts receivable from Unefon, S. A. de C. V. (“Unefon”), related party (Note 8)		1,798,437		2,088,827
Advance payments to Pappas Telecasting Companies,
through Azteca America (Note 7)		1,451,105		1,200,312
Exhibition rights		1,192,340		1,434,352
Property, machinery and equipment—Net (Note 6)		2,184,659		2,320,031
Television concessions—Net (Note 2l.)		3,851,552		3,890,248
Other assets (Note 7)		679,397		861,135
Investment in Todito.com, S. A. de C. V. (“Todito”), associated company (Note 7)		214,716		332,689
Investment in Unefon, associated company (Note 7)				1,825,653
Investment in Cosmofrecuencias, S. A. de C. V., associated company (Note 7)				368,829
Goodwill—Net (Notes 1n. and 7)		591,360		667,075

Total assets	Ps	21,298,785	Ps	22,519,720

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans (Note 9)	Ps	77,133	Ps	49,052
Current portion of guaranteed senior notes (Note 9)				1,404,000
Short-term debt (Note 9)		701,570		405,480
Interest payable		219,965		214,816
Exhibition rights payable		475,956		622,653
Accounts payable and accrued expenses		857,960		658,162
Due to related parties (Note 8)		27,512		84,508

Total current liabilities		3,764,096		2,034,671

Long-term financial liabilities:
Bank loans (Note 9)		619,107		60,401
Guaranteed senior notes (Note 9)		3,369,600		4,593,265

Total long-term financial liabilities		3,988,707		4,653,666

Other long-term liabilities:
Loans from American Tower Corporation (ATC) due in 2019 (Note 9)		1,345,053		1,294,240
Advertising advances (Note 2t.)		4,903,235		4,622,781
Unefon advertising advance (Note 8)		2,075,438		2,253,383
Todito advertising, programming and services advance (Note 8)		319,749		524,443
Exhibition rights payable		119,625		255,865
Deferred income tax payable (Note 12)		184,046		26,548

Total other long-term liabilities		8,947,146		13,630,926

Commitments and contingencies (Note 13)
Stockholders’ equity (Note 11):
Capital stock		1,355,910		2,848,913
Premium on the issuance of capital stock		167,960		1,832,763
Legal reserve		229,140		179,831
Reserve for the repurchase of shares		1,378,876		1,053,344
Retained earnings		3,067,518		2,282,008
Deficit in the restatement of capital		(1,600,568)		(1,351,799)

Majority stockholders’ equity		4,598,836		6,845,060
Minority stockholders’ equity (Note 1)				9,063

Total stockholders’ equity		4,598,836		6,854,123

Total liabilities and stockholders’ equity	Ps	21,298,785	Ps	22,519,720

The fourteen accompanying notes are an integral part of these consolidated financial statements.

(5)

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(Note 1)

CONSOLIDATED STATEMENTS OF RESULTS OF OPERATIONS

(thousands of Mexican pesos of December 31,

2003 purchasing power, except per share amounts)

	Year ended December 31,
	2003		2002
Net revenue	Ps	7,281,130	Ps	6,955,548

Programming, production and transmission costs		2,854,286		2,610,581
Selling and administrative expenses		1,050,772		1,012,961

Total costs and expenses		3,905,058		3,623,542

Income before depreciation and amortization		3,376,072		3,332,006
Depreciation and amortization (Notes 2h. and 2n.)		369,439		400,622

Operating income		3,006,633		2,931,384

Other expenses—Net (Note 14)		(198,067)		(459,119)

Comprehensive financing cost:
Interest expense		(766,994)		(754,063)
Other financing expense (Note 4)		(52,109)		(141,095)
Interest income		204,797		199,570
Exchange loss—Net (Note 3)		(191,263)		(367,158)
Loss on monetary position		(31,323)		(84,974)

Net comprehensive financing cost		(836,892)		(1,147,720)

Income before the following provision		1,971,674		1,324,545
Provision for income tax (Note 12)		(394,279)		(301,193)

Net income	Ps	1,577,395	Ps	1,023,352

Net income (loss) of minority stockholders	Ps	1,417	Ps	(244)

Net income of majority stockholders	Ps	1,575,978	Ps	1,023,596

	Ps	1,577,395	Ps	1,023,352

Net earnings per share of majority stockholders (Note 2u.)	Ps	0.173	Ps	0.113

The fourteen accompanying notes are an integral part of these consolidated financial statements.

(6)

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(Notes 1, 4 and 11)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(thousands of Mexican pesos of December 31, 2003 purchasing power, except per share amounts)

	Number of common shares outstanding (thousands)	Capital stock		Premium on the issuance of capital stock		Legal reserve		Reserve for the repurchase of shares		Retained earnings		Deficit in the restatement of capital		Majority stockholders equity		Minority stockholders equity		Total stockholders’ equity
Balances at January 1, 2002	9,050,045	Ps	2,845,854	Ps	1,996,257	Ps	101,438	Ps	1,083,016	Ps	1,378,358	Ps	(1,406,616)	Ps	5,998,307	Ps	8,703	Ps	6,007,010

Changes in 2002:
Net income (loss)											1,023,596				1,023,596		(244)		1,023,352
Increase in legal reserve							78,393				(78,393)
Gain from holding non-monetary assets													54,817		54,817				54,817
Minority interest																	604		604

Comprehensive income							78,393				945,203		54,817		1,078,413		360		1,078,773

Preferred dividend											(41,553)				(41,553)				(41,553)
Repurchase of shares	(111,349)		(19,632)						(156,991)						(176,623)				(176,623)
Exercise of stock options	46,020		8,067		16,762										24,829				24,829
Sale of treasury shares	82,749		14,624						127,319						11,943				4141,943
Financial instruments (Note 4)					(180,256)										(180,256)				(180,256)

Balances at December 31, 2002	9,067,465		2,848,913		1,832,763		179,831		1,053,344		2,282,008		(1,351,799)		6,845,060		9,063		6,854,123

Changes in 2003:
Net income											1,575,978				1,575,978		1,417		1,577,395
Increase in legal reserve							49,309				(49,309)
Increase reserve for repurchase of shares									239,131		(239,131)
Loss from holding non-monetary assets													(248,769)		(248,769)				(248,769)
Minority interest																	(10,480)		(10,480)

Comprehensive income (loss)							49,309		239,131		1,287,538		(248,769)		1,327,209		(9,063)		1,318,146

Preferred dividend											(36,902)				(36,902)				(36,902)
Exercise of stock options	23,139		3,466		25,361										28,827				28,827
Sale of treasury shares	79,467		13,374						86,401						99,775				99,775
Decrease in capital (Note 11)			(1,441,843)												(1,441,843)				(1,441,843)
Financial instruments (Note 4)					(99,775)										(99,775)				(99,775)
Spin-off of investments in associated companies (Note 7)			(68,000)		(1,590,389)						(465,126)				(2,123,515)				(2,123,515)

Balances at December 31, 2003	9,170,071		Ps 1,355,910		Ps 167,960	Ps	229,140	Ps	1,378,876	Ps	3,067,518	Ps	(1,600,568)	Ps	4,598,836	Ps	—	Ps	4,598,836

The fourteen accompanying notes are an integral part of these consolidated financial statements.

(7)

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(Note 1)

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(thousands of Mexican pesos of

December 31, 2003 purchasing power)

	Year ended December 31,
	2003	2002
Operations:

Net income	Ps 1,577,395	Ps 1,023,352
Charges (credit) to results of operations not affecting resources:
Amortization of goodwill	39,715	39,137
Depreciation	329,724	361,485
Equity in loss of associated and affiliated companies	47,541	115,573
Deferred income tax expense	158,095	26,548
Gain on sale of subsidiary	(2,389)
Net change in accounts receivable, inventories, exhibition rights, related parties, accounts payable and accrued expenses	(530,763)	(123,445)
Advertising advances	280,454	(201,239)
Unefon advertising advance	(177,945)	(94,655)
Todito advertising, programming and services advance	(204,694)	(219,406)

Resources provided by operating activities	1,517,133	927,350

Investment:

Acquisition of property, machinery and equipment—Net	(171,847)	(250,319)
Spin-off of investments in associated companies	2,123,515
Advance payments to Pappas Telecasting Companies, through Azteca America		(473,965)
Reimbursement of premium on issuance of capital stock of Todito	33,784
Minority interest—Net	(10,480)	604

Resources provided by (used in) investing activities	1,974,972	(723,680)

Financing:

Bank loans and ATC loans—Net	933,690	(347,891)
Guaranteed senior notes—Net	180,355	315,002
Loan granted to related party		(206,946)
Preferred dividend paid	(36,902)	(41,553)
Stock options exercised	28,827	24,829
Sale of treasury shares	99,775	141,943
Repurchase of shares		(176,623)
Financial instruments	(99,775)	(180,256)
Decrease in capital	(1,441,843)
Spin-off of investments in associated companies	(2,123,515)

Resources used in financing activities	(2,459,408)	(471,495)

Net increase (decrease) in cash and marketable securities	1,032,697	(267,825)
Cash and marketable securities at beginning of year	1,448,586	1,716,411

Cash and marketable securities at end of year	Ps 2,481,283	Ps 1,448,586

The fourteen accompanying notes are an integral part of these consolidated financial statements.

(8)

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(a subsidiary of Azteca Holdings, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

(monetary amounts expressed in thousands of Mexican pesos (Ps)

of December 31, 2003 purchasing power and thousands of

U.S. dollars (US$), except exchange rates and per share amounts)

NOTE 1—THE COMPANY AND BASIS OF PRESENTATION:

In July 1993, TV Azteca, S. A. de C. V. (the “Company”), was acquired by the stockholders for Ps2,000,050 nominal (equivalent to US$642,700 at the date of acquisition) in connection with the Mexican government’s privatization of certain television stations and related assets. The Company and its subsidiaries are engaged principally in the broadcasting and production of television programs, and the sale of advertising time.

The consolidated subsidiaries of the Company as of December 31, 2003 were:

-	Televisión Azteca, S. A. de C. V.
-	Grupo TV Azteca, S. A. de C. V.
-	Azteca Records, S. A. de C. V.
-	Alta Empresa, S. A. de C. V.
-	Servicios Especializados TAZ, S. A. de C. V.
-	Producciones Especializadas, S. A. de C. V.
-	Producciones Exclusivas, S. A. de C. V.
-	Grupo Promotora Empresarial, S. A. de C. V.
-	Producciones Azteca Digital, S. A. de C. V.
-	Azteca Digital, S. A. de C. V.
-	Corporación de Asesoría Técnica y de Producción, S. A. de C. V.
-	Operadora Mexicana de Televisión, S. A. de C. V.
-	Multimedia, Espectáculos y Atracciones, S. A. de C. V. (formerly Azteca Publishing, S. A. de C. V.)
-	Inversora Mexicana de Producción, S. A. de C. V.
-	Servicios Aéreos Noticiosos, S. A. de C. V.
-	SCI de México, S. A. de C. V.
-	Grupo TV Azteca, S. A. de C. V. (El Salvador)
-	Servicios Locales de Producción, S. A. de C. V.
-	Servicios Foráneos de Administración, S. A. de C. V.
-	Azteca Telecasting, L. P.
-	Alta Empresa Holdings, B. V.
-	Alta Empresa International, B. V.
-	Red Azteca Internacional, S. A. de C. V.
-	Azteca International Corporation
-	TV Azteca Comercializadora, S. A. de C. V.
-	Valores Sabego, S. A. de C. V.

(9)

The consolidation of the net assets of Canal 12 de Televisión, S. A. de C. V. (acquired in 1997) resulted in a minority interest of Ps9,063 at December 31, 2002. On December 10, 2003, the Company sold its interest in this subsidiary for US$6,000 and recognized a gain of US$233 (Ps2,389).

The financial statements of the subsidiaries incorporated abroad included in the consolidation are translated in conformity with the requirements of Statement B-15 issued by the Accounting Principles Commission of the Mexican Institute of Public Accountants (“MIPA”).

All intercompany balances and transactions have been eliminated in consolidation.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in the preparation of the consolidated financial statements, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

a. Accounting for effects of inflation

The consolidated financial statements and notes are expressed in thousands of Mexican pesos. They have been prepared in accordance with generally accepted accounting principles as promulgated by the MIPA. The recognition of the effects of inflation on the financial information was carried out in accordance with the following rules, which are in conformity with Statement B-10:

-	Inventories, property, machinery and equipment of Mexican origin, television concessions, exhibition rights of Mexican origin, deferred charges and other non-monetary assets and liabilities are restated by applying factors derived from the National Consumer Price Index (“NCPI”), issued by the Banco de México.

-	Exhibition rights and machinery and equipment of foreign origin (mainly from the United States of America and Japan) are restated by applying inflation factors of the countries of origin to the historical foreign currency costs and then converting to Mexican pesos at the exchange rate in effect at the balance sheet date.

-	The components of stockholders’ equity are restated using factors derived from the NCPI.

-	The cumulative differential gain or loss from holding non-monetary assets which are not restated using factors derived from the NCPI is included in stockholders’ equity under the caption “Deficit in the restatement of capital”.

-	The purchasing power gain or loss from holding monetary liabilities and assets is included in net comprehensive financing cost.

(10)

All consolidated financial statements presented are expressed in constant pesos of purchasing power as of December 31, 2003.

The NCPI used to recognize the effects of inflation in the financial statements was 106.996 and 102.904 as of December 31, 2003 and 2002, respectively.

b. Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying exchange rates at the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

c. Cash and marketable securities

The Company considers all highly liquid investments to be marketable securities.

d. Financial instruments

Investments in derivative financial instruments are shown in the balance sheet as assets and liabilities stated at market value. Realized and unrealized gains or losses on those instruments are recorded based on the market value on the date of sale or at the close of the period. See Note 4.

e. Barter transactions

Barter transactions represent non-cash transactions in which the Company sells advertising time to a third party or related party in return for assets or services. These transactions are accounted for on the basis of the fair market value of the assets or services covered by the barter contracts. During the years ended December 31, 2003 and 2002, net revenue derived from barter transactions amounted to Ps300,529 and Ps152,049, respectively.

f. Exhibition rights

Exhibition rights represent primarily the acquired rights to the transmission of programming and events under license agreements and the cost of internally produced programming. The rights acquired and the obligations incurred are recorded as an asset and liability, respectively, when the license agreements are signed. The cost of exhibition rights acquired is amortized as the programming and events are broadcast.

At December 31, 2003 and 2002, the allowance for unused exhibition rights amounted to Ps223,687 and Ps238,576, respectively, which represents management’s best estimate of exhibition rights which are not expected to be used prior to their expiration.

(11)

Exhibition rights at December 31, 2003 and 2002, also include Ps356,419 and Ps342,326, respectively, associated with internally produced programming. Costs of internally produced programming are expensed when the programs are initially aired, except in the case of telenovelas. Until December 31, 2002, costs of telenovelas were amortized over a four-year period.

Effective January 1, 2003, the Company changed the amortization period for the 20% of the costs of telenovelas destined to the United States market to a six-year period. The new amortization period reflects the experience and future plans of the Company in the U.S. markets. The effect of this change resulted in a reduction of Ps36,675 in the amortization expense for the year ended December 31, 2003.

g. Inventories and costs

Inventories of merchandise, materials and spare parts, and their related costs, are stated at average cost and are restated by using factors derived from the NCPI. Amounts so determined do not exceed market.

h. Property, machinery and equipment

Property, machinery and equipment acquired through December 31, 1996, and the related depreciation, were stated at net replacement cost determined at that date on the basis of appraisals performed by independent appraisers registered with the National Banking and Securities Commission. Property, machinery and equipment acquired on or after January 1, 1997 are initially stated at cost. Both the replacement costs of assets of Mexican origin acquired through December 31, 1996 and the costs of assets of Mexican origin acquired on or after January 1, 1997 are restated by applying factors derived from the NCPI. Assets of non-Mexican origin acquired through December 31, 1996 and thereafter are restated by applying inflation factors of the countries of origin to the historical foreign currency costs and then converting to Mexican pesos at the exchange rate in effect at the balance sheet date.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the fixed assets as estimated by the Company.

The annual depreciation rates are the following:

Buildings	5%
Machinery and operating equipment	5%
Furniture and office equipment	10%
Transportation equipment	20%
Other fixed assets	25%

(12)

i. Investment in affiliates

The investment in affiliates is recorded by the equity method and is included in the balance sheet under other assets.

j. Investment in associated companies

The investments in associated companies are recorded by the equity method and are shown separately in the balance sheet.

In the case of the investment in Unefon, S. A. de C. V. (“Unefon”), until December 31, 2002 this investment reflected the net book value of Unefon at the date on which the Board of Directors decided to sell this investment. See Note 7.

k. Intangible assets

Effective January 1, 2002, the Company adopted Statement C-8 “Intangible assets” issued by the Accounting Principles Board of the MIPA. This Statement requires intangible assets to be recognized on the balance sheet as long as they are identifiable, provide expected future economic benefits and the company has control over such benefits. It also provides that intangible assets with an indefinite useful life should not be amortized and intangible assets with a definite life should be amortized systematically, based on the best estimate of their useful life determined in accordance with the expected future economic benefits. These assets are subject to an annual evaluation of their recoverable value, to identify any impairment losses.

l. Television concessions

The aggregate value of the television concessions was determined based on the excess of the purchase price paid for the assets of the Company over their book value at the date of privatization.

As a result of the adoption of Statement C-8, on January 1, 2002, the Company determined that its television concessions qualified as intangible assets of indefinite useful life. Therefore, the Company no longer amortizes its concessions.

m. Impairment of the value of long-lived assets

In 2003 the Company adopted Statement C-15 “Impairment of the Value of Long-Lived Assets and their Disposal” issued by the Accounting Principles Board of the MIPA. This Statement establishes, among other things, the general criteria for the identification and, when applicable, the recording of impairment losses or a decrease in the value of long-lived assets, tangible and intangible, including goodwill. The adoption of this Statement did not have any effect on the Company’s financial position or net income at December 31, 2003.

(13)

n. Goodwill

The excess of cost over the book value of subsidiaries acquired is amortized using the straight-line method over 20 years and restated by applying factors derived from the NCPI to its historical cost. Amortization expense for the years ended December 31, 2003 and 2002, amounted to Ps39,715 and Ps39,137, respectively.

o. Deferred costs

Deferred costs relate primarily to the issuance of guaranteed senior notes and are amortized over the life of the notes. See Notes 7 and 9.

p. Labor benefits

Seniority premiums to which employees are entitled upon termination of employment after seven years of service are expensed in the years in which the services are rendered. The related obligation is determined in accordance with Statement D-3, “Labor Obligations”, issued by the MIPA, based on actuarial studies. See Note 10.

Other compensation based on length of service, to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

q. Deferred income tax

Deferred income tax is recorded by the comprehensive asset-and-liability method, which consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of all assets and liabilities at the date of the financial statements. See Note 12.

r. Comprehensive income (loss)

Comprehensive income (loss) is represented by the net income (loss) plus the gain or loss from holding non-monetary assets, and items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions.

s. Net revenues

Revenues from advertising contracts are recognized as the contracted advertising is aired. Net revenue includes revenue from advertisers less sales commissions paid. During the years ended December 31, 2003 and 2002, sales commissions paid amounted to Ps462,189 and Ps379,359, respectively.

(14)

t. Advertising advances

The Company enters into two principal types of advance advertising agreements with customers. The Azteca plan generally requires advertisers to pay in full within four months of the date in which they sign the advertising agreement. The Mexican plan allows customers to pay for advertising by making cash deposits from 10% to 20% of the advertising commitment, with the balance payable in installments, which are generally supported by promissory notes, over the period during which the advertising is aired. The Company records cash or other assets received and the amounts due and its obligation to deliver advertising under both types of advance advertising agreements when the contracts are signed. The amounts represented by such advertising advances are credited to net revenue as the contracted advertising is aired. Such obligations with respect to advertising advances are considered non-monetary liabilities and are restated by applying factors derived from the NCPI.

u. Earnings per share applicable to majority stockholders

Earnings per share is calculated based on the net income attributable to the majority stockholders divided by the weighted average number of shares outstanding during the year. See Note 11. The weighted average number of common shares outstanding during the years ended December 31, 2003 and 2002, was 9,125 million and 9,057 million, respectively.

As required by Statement B-14, “Earnings per share”, issued by the MIPA, earnings per share was as follows:

	Year ended December 31,
	2003	2002

Earnings per preferred and common shares (*)	Ps 0.173	Ps 0.113

(*) Earnings per preferred share	Ps 0.044	Ps 0.044

v. Stock option plans for employees

Stock options granted to employees are recorded when the options are exercised by crediting paid-in capital stock for the amount of cash received.

w. Liabilities, provisions, contingent assets and liabilities and commitments

Beginning January 1, 2003, Statement C-9 “Liabilities, provisions, contingent assets and liabilities and commitments” issued by the Accounting Principles Board of the MIPA, went into effect. This Statement establishes general rules for the valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as part of its normal operations.

(15)

As a consequence of the adoption of this Statement, the Company’s liabilities represent present obligations and the liability provisions recognized in the balance sheet represent present obligations whose settlement will probably require the use of economic resources. These provisions have been recorded, based on management’s best estimate of the amount needed to cover the existing liability; however, actual results could differ from the provisions recognized. At December 31, 2003, the provisions were immaterial.

The adoption of this Statement did not have a significant effect on the Company’s financial position.

NOTE 3—FOREIGN CURRENCY POSITION:

Monetary amounts in this note are expressed in thousands of U.S. dollars (US$), since this is the currency in which most of the Company’s foreign currency transactions are carried out.

Since December 1994 the Mexican government has allowed the peso to float freely in the foreign exchange market. At December 31, 2003, the exchange rate was Ps11.232 to the dollar (Ps10.395 at December 31, 2002). As a result, the Company had net exchange losses of Ps191,263 and Ps367,158 during the years ended December 31, 2003 and 2002, respectively, which are shown in the statement of results of operations as a component of comprehensive financing cost.

At March 31, 2004, date of issuance of the audited financial statements, the exchange rate was Ps11.21 per dollar.

At December 31, 2003 and 2002, the Company had monetary assets and liabilities in foreign currencies as shown below:

	At December 31,
	2003		2002
Assets	US$	510,347	US$	491,936
Liabilities		(727,161)		(674,511)

Net short position	US$	(216,814)	US$	(182,575)

At December 31, 2003 and 2002, the Company had no hedge contracts for protection against foreign exchange risks.

(16)

NOTE 4—OPERATIONS WITH FINANCIAL INSTRUMENTS:

a. Marketable securities

During 2002, the Company purchased Ps295,988 (nominal) of Ordinary Participation Certificate (“CPOs”) of Grupo Elektra, S. A. de C. V. (“Grupo Elektra”), a related party. In October 2002, the Company entered into a put option agreement with its CPOs in Grupo Elektra, which expired in October 2003 without being exercised. Pursuant to the option agreement, the Company was required to pay a premium of 10.5% of the total option valued at the strike price. Also, in October 2003, the Company entered into a call option agreement related to these CPOs, receiving a premium of 4.75% of the total option valued at strike price, which was exercised in December 2003, and not renewed thereafter. For the years ended December 31, 2003 and 2002, the Company recorded a gain and (loss) in comprehensive financing cost of Ps19,949 and (Ps58,907), respectively, to reflect the fluctuation in the market value of the investment. As of December 31, 2003, the Company divested itself totally of this instrument.

b. Financial instruments

In January 2002 and in April and May 2003, the Company contracted monthly certificates of deposit with a rate of return based on the market value of the Company’s CPOs, which were recorded in stockholders’ equity. The Company has periodically renewed the certificates of deposit upon expiration. For the years ended December 31, 2003 and 2002, as a result of the change in market value of the CPOs, the Company recognized a gain (loss) of Ps217,201 and (Ps35,451), respectively, in stockholders’ equity. At December 31, 2003 and 2002, the outstanding balance of this investment was Ps461,781 and Ps144,805, respectively.

NOTE 5—ACCOUNTS RECEIVABLE:

	At December 31,
	2003	2002
Amounts due from advertisers	Ps 4,837,258	Ps 4,597,227
Accounts receivable from Unefon (see Note 8)	259,199	83,851
Taxes recoverable	178,197	120,612
Prepaid expenses	68,434	69,380
Other accounts receivable (see Note 8)	449,795	338,923

	5,792,883	5,209,993
Allowance for uncollectible accounts	(71,054)	(93,421)

	Ps 5,721,829	Ps 5,116,572

Amounts due from barter transactions included in amounts due from advertisers amounted to Ps514,072 and Ps366,655 as of December 31, 2003 and 2002, respectively.

The Company evaluates periodically the recoverability of amounts due from advertisers and other accounts receivable. When it is determined that such accounts are not recoverable, the amounts due from advertisers are charged to net revenue and other accounts receivable are charged to other expenses.

(17)

NOTE 6—PROPERTY, MACHINERY AND EQUIPMENT:

	At December 31,
	2003	2002
Buildings	Ps 1,167,335	Ps 1,162,653
Machinery and operating equipment	2,707,566	2,404,150
Furniture and office equipment	232,783	232,013
Transportation equipment	364,573	360,588
Other fixed assets	561,242	551,384

	5,033,499	4,710,788
Accumulated depreciation	(3,419,719)	(2,971,371)

	1,613,780	1,739,417
Land	566,751	576,912
Construction in progress	4,128	3,702

	Ps 2,184,659	Ps 2,320,031

At December 31, 2003 and 2002, property, machinery and equipment amounting to Ps793,447 and Ps1,016,022, respectively, had been pledged to guarantee bank loans. See Note 9.

NOTE 7—OTHER ASSETS:

	At December 31,
	2003	2002
Investment in affiliates	Ps 147,917	Ps 68,202
Advances to Corporación de Noticias e Información, S. A. de C. V.	285,355	309,831
Deferred costs related to the issuance of guaranteed senior notes—Net	62,012	82,027
Account receivable from Pappas Telecasting of Southern California, LLC (see Azteca America below)		244,917
Other assets	184,113	156,158

Advance payments to Pappas Telecasting Companies, through Azteca America (see Azteca America below)	Ps 679,397	Ps 861,135

	Ps 1,451,105	Ps 1,200,312

Investment in Todito.com, S. A. de C. V. (Todito), associated company	Ps 214,716	Ps 332,689

Investment in Unefon, associated company	Ps —	Ps 1,825,653

Investment in 50% equity interest in Cosmofrecuencias, S. A. de C. V. (Cosmofrecuencias), associated company	Ps —	Ps 368,829

(18)

Corporación de Noticias e Información, S. A. de C. V. (“CNI”)

On December 10, 1998, the Company entered into a Joint Venture Agreement with Televisora del Valle de México, S. A. de C. V. (“TVM”), the owner of the concession for UHF Channel 40 in Mexico City, and its subsidiary CNI, with the following terms:

1.	The Company agreed to provide advisory services to TVM and CNI regarding the television operations of Channel 40 for a period of 10 years or until the expiration of TVM’s television concession, whichever is shorter.

2.	Under a Programming, Promotion and Commercialization Agreement with TVM, CNI agreed to cede to the Company the rights and obligations, originally established in favor of CNI, to program and operate Channel 40. The Company agreed to pay to CNI 50% of the joint venture’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) on a quarterly basis, with an advance payment of US$15,000 to be applied against future EBITDA generated from the operation of Channel 40, over a maximum period of ten years. At December 31, 1999, the Company had made advances of US$15,000.

3.	The Company has provided a US$10,000 credit facility in favor of CNI for a period of ten years with a grace period for the payment of principal and interest of three years. The interest accrues at an annual rate based on the maximum interest rate paid by the Company plus 25 basis points. As security for the loan, 51% of the capital stock of TVM owned by Mr. Javier Moreno Valle was pledged as collateral. At December 31, 2003 and 2002, CNI had drawn down US$10,000 under this credit facility.

4.	Under a purchase option contract, the Company has the right to acquire up to 51% of the capital stock of TVM beginning in November 2002. The sale price of the capital stock would be the greater of US$100,000 (which increases gradually over time) and ten times the EBITDA generated by Channel 40 for the 12 months preceding the exercise of the purchase option, adjusted for the number of shares being purchased. This contract also gives Mr. Javier Moreno Valle and Mr. Hernán Cabalceta Vara the right to put their entire CNI capital stock to the Company, under certain circumstances. The Company has the right to transfer the shares acquired to any of its subsidiaries.

5.	Under the terms of this agreement, the Company has the right to determine all Channel 40 programming except for 16 and one-half hours per week that is to be made up of CNI-determined programming. In return for the transmission rights of this CNI-determined programming through Channel 40, the Company agreed to pay CNI, during the first year, US$5.0 for each 60 minute program or its equivalent broadcast and, after the second year, US$1.65 for each rating point generated by the broadcast of CNI-determined programming on Channel 40.

(19)

6.	To improve the efficiency of Channel 40’s operations, the Company agreed to provide accounting, administrative, computer, technical or any other advice that will improve the operations and administration of Channel 40.

In July 2000, CNI stopped broadcasting the Company’s signal, in violation of its contractual obligation under the joint venture agreement, and the Company’s signal has not been broadcast on Channel 40 since that date. In response to CNI’s actions, the Company filed several lawsuits against CNI. At March 31, 2004, date of issuance of these financial statements, this matter is in litigation. The Company is seeking lost profits and the enforcement of its purchase option right under the joint venture agreement to acquire up to 51% of the capital stock of TVM. As of December 31, 2003 and 2002, the Company had advanced an aggregate amount of US$34,000 to CNI, which includes US$9,000 representing interest on the credit facility and additional operating expenses for account of CNI in connection with the joint venture, which may be recovered from future earnings of the joint venture.

In December 2002, an Arbitration Tribunal of the International Court of Arbitration of the International Chamber of Commerce issued an award concluding that the joint venture and the purchase option agreement entered into by the Company and CNI are valid, in effect and enforceable. As a consequence of this conclusion, the Company believes that the terms of the arbitration award confirms the Company’s right to operate Channel 40 as contemplated by the joint venture and to exercise its right to acquired up to 51% of the capital stock of TVM. In December 2002, the signal of TV Azteca was reestablished at Channel 40. Following this event, the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes, or SCT) took exclusive control of the Channel 40 transmission site and signal. In January 2003, CNI filed an action for relief (amparo) before a federal court seeking to reverse SCT’s decision to take exclusive control of the Channel 40 transmission site and signal. On January 27, 2003, CNI regained control of the Channel 40 transmission site and signal. On that same day, the Company appealed the decision. Although no assurance can be given, management of the Company believes it will prevail in the litigation, and accordingly no reserve has been established in connection with this matter.

Azteca America

In July 2001, the Company, through Azteca International Corporation (Azteca America), a company incorporated in the U.S., launched the Azteca America Network, a new Spanish-language television broadcast network in the U.S. Through Azteca America, its wholly-owned subsidiary, the Company establishes affiliate relationships with television broadcast stations in U.S. markets that have a significant Hispanic population. In addition, Azteca America’s affiliates may enter into distribution agreements with cable operators. Through the Azteca America Network, the Company distributes in the U.S. certain of its programming including telenovelas, reality programming, sports, news and other general entertainment programming in the Spanish language, which the Company refers to as the Azteca America Programming.

(20)

In 2001, Azteca America entered into station affiliation agreements with affiliates of Pappas Telecasting Companies (“Pappas Group”) in the Los Angeles, San Francisco, Houston and Reno television markets. When Azteca America entered into station affiliation agreements with Pappas Telecasting of Southern California LLC (“Pappas California”), operator of its Los Angeles affiliate, the Company became a party to credit agreements and Azteca America entered into an equity option agreement that gave it the right to acquire an equity interest in Pappas California. Additionally, in connection with entering into the station affiliation agreements with affiliates of Pappas Group in the San Francisco and Houston television markets, Azteca America acquired a 25% equity interest in each of the television stations for an aggregate purchase price of US$70,654.

In 2002, the Company and Pappas Group were involved in a number of lawsuits regarding certain agreements between the parties. However, on February 13, 2003, the Company announced that a definitive settlement agreement that resolved all of the outstanding litigation and disputes between the Company and Pappas Group had been executed. As part of this settlement, Pappas Group re-acquired the 25% equity interests held by Azteca America in the Pappas Group-controlled San Francisco and Houston station affiliates. In addition, the outstanding indebtedness of Pappas California, the operator of its Los Angeles affiliate, in the amount of US$56,200 was cancelled as well as Azteca America’s option to purchase an equity interest in its Los Angeles affiliate. In return, Pappas Group issued Azteca America a promissory note (“the New Pappas Promissory Note”), in the initial principal amount of US$128,000 that is secured by the assets of its Los Angeles station. However, since Pappas Group did not repay the New Pappas Promissory Note prior to April 30, 2003, the principal amount was increased to US$129,000. The New Pappas Promissory Note bears interest at an annual rate of 11.6279% from the initial maturity date. The initial maturity date of the New Pappas Promissory Notes was June 30, 2003.

Under the terms of the settlement, the parties agreed that if the New Pappas Promissory Note was not paid prior to the initial maturity date, the three-year Local Marketing Agreement (“LMA”) between Azteca America and Pappas California would become effective with respect to the Los Angeles station and, in addition, Azteca America would have, as from January 1, 2006, the option to purchase all of the assets of the Los Angeles station for a purchase price of US$250,000, subject to applicable statutory limitations and receipt of all necessary regulatory approvals. Since the New Pappas Promissory Note was not repaid on or before June 30, 2003, the LMA and the purchase option have become effective.

Azteca America is entitled to retain all advertising revenue generated from the programming it supplies to the station. Azteca America pays an annual LMA fee of US$15,000 to Pappas Group, which is offset dollar-for-dollar by the interest payable on the Note.

Azteca America and Pappas Group also agreed to certain modifications of the existing station affiliation agreements governing the Los Angeles, San Francisco, Houston and Reno stations.

In addition to Azteca America’s arrangements with Pappas Group affiliates, at December 31, 2003 and 2002, Azteca America had also entered into station affiliation agreements with television broadcast companies covering approximately 73% and 53%, respectively, of the U.S. Hispanic population.

(21)

Pursuant to these station affiliation agreements, the stations have been granted exclusive licenses for over-the-air broadcasting of Azteca America programming in their respective markets. These agreements have terms ranging from two to seven years which may be automatically renewed for a specified duration, also ranging from two to seven years. Azteca America has the right to receive all of the net advertising revenue that it generates on each of the broadcast stations other than in the Las Vegas and Orlando markets, where it is only entitled to 50% of the net advertising revenue.

In the years ended December 31, 2003 and 2002, net advertising revenues generated through Azteca America amounted to Ps118,319 and Ps39,486, respectively.

Todito

At its meeting held on February 9, 2000, the Company’s Board of Directors approved a US$100,000 investment in Todito. The investment was made on February 14, 2000 through an advertising, programming and services agreement (see Note 8), in exchange for 50% of the capital stock of Todito. The Company has the ability to exercise significant influence, but not control, over the operations of Todito. This investment is accounted for by the equity method and is presented on the balance sheet as “Investment in Todito”. This acquisition resulted in goodwill of Ps564,942. The amortization of goodwill for the years ended December 31, 2003 and 2002 was Ps28,342 and Ps28,342, respectively.

In May 2003, Todito made a pro rata reimbursement of the premium on issuance of its capital stock in an amount of Ps67,568, of which Ps33,784 was received by the Company and was credited to the investment in Todito.

Todito operates a Spanish-language Internet portal and internet connection service located at “www.todito.com” that was launched in August 1999 by Dataflux, S. A. de C. V. (“Dataflux”), a company controlled by the brother of Mr. Salinas Pliego. Todito’s website provides e-commerce and other services to Mexico and the Hispanic population in the United States.

Unefon and Cosmofrecuencias

a. Spin-off of the investment

On October 16, 2003, the Company’s Board of Directors approved a spin-off of the investment in shares of Unefon and Cosmofrecuencias and part of the stockholders’ equity to create a spun-off company by the name of Unefon Holdings, S. A. de C. V. (Unefon Holdings), a related party, with balances at December 31, 2003. This decision was ratified at the extraordinary stockholders’ meeting held on December 19, 2003.

The advertising agreements between Unefon and the Company, as well as the accounts receivable that Unefon is required to pay to the Company, will remain unchanged.

(22)

As a result of the spin-off the Company no longer has any investment in the telecommunications industry.

Following is condensed consolidated information at December 31, 2003 concerning the effects of said spin-off on the Company’s financial statements:

	Prior to the spin-off	Effects of the spin-off	Post- spin-off balances
ASSETS

Current assets	Ps 9,335,219		Ps 9,335,219
Investment in Unefon	666,568	(Ps 666,568)	—
Investment in Cosmofrecuencias	104,487	(104,487)	—
Accounts receivable from Unefon	1,798,437		1,798,437
Property, machinery and equipment - Net	2,184,659		2,184,659
Television concessions - Net	3,851,552		3,851,552
Investment in Todito	214,716		214,716
Advance payments to Pappas Telecasting
Companies, through Azteca America	1,451,105		1,451,105
Other non-current assets	2,463,097		2,463,097

Total assets	Ps 22,069,840	(Ps 771,055)	Ps 21,298,785

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities	Ps 3,764,096		Ps 3,764,096
Long-term liabilities	12,935,853		12,935,853
Stockholders’ equity	5,369,891	(Ps 771,055)	4,598,836

Total liabilities and stockholders’ equity	Ps 22,069,840	(Ps 771,055)	Ps 21,298,785

The spin-off had no effect on the results of the Company at December 31, 2003.

(23)

Following is an analysis of movements of the investment in shares of Unefon and Cosmofrecuencias for the year ended December 31, 2003:

	Unefon	Cosmofrecuencias	Total
Balances at January 1, 2003	Ps 1,825,653	Ps 368,829	Ps 2,194,482

Loss for the period from holding non monetary assets	(70,967)		(70,967)

Balances prior to recognition of accumulated equity in the results of associated companies	1,754,686	368,829	2,123,515

Recognition of accumulated equity in the results of associated companies (1)	(1,088,118)	(264,342)	(1,352,460)

Balances at December 19, 2003	666,568	104,487	771,055
Spin-off of the investments in Unefon and Cosmofrecuencias on December 19, 2003	(66,568)	(104,487)	(771,055)

Balances at December 31, 2003	Ps —	Ps —	Ps —

(1)	Includes impairment loss for Unefon and Cosmofrecuencias of Ps579,706 and Ps206,875, respectively, for the year ended December 31, 2003.

b. Background on the investment

On May 14, 1999, the Company signed an agreement (the “Stockholders Agreement”) with Ricardo B. Salinas Pliego and Moisés Saba Masri, to invest in Unefon and its subsidiaries. Unefon is a personal telecommunications fixed digital wireless network that is a provider of wireless mobile telephone services in Mexico. The Stockholders’ Agreement establishes that Unefon must be operated and managed as a joint venture, initially between Ricardo Salinas and Moisés Saba. The Stockholders’ Agreement required each of Ricardo Salinas and Moisés Saba Masri to contribute US$186,500 to Unefon’s capital, for a total of US$373,000 in capital stock. These capital contributions to Unefon were completed on June 15, 1999.

Before signing the Stockholders’ Agreement, Ricardo Salinas made a contribution to Unefon’s capital of approximately US$88,600, through Corporación RBS, S. A. de C. V., a company belonging to him, which was used to make an advance payment to the Mexican government for the acquisition of wireless concessions and for pre-operating expenses. Mr. Salinas made the balance of the contribution required by the Stockholders’ Agreement with funds borrowed from Azteca Holdings, S. A. de C. V. (“AH”), the Company’s parent. AH obtained part of the funds for this loan from the sale of 218 million of the CPOs of the Company owned by AH to a group of private Mexican investors. AH obtained the remaining funds for the loan from the sale by AH of 44 million TV Azteca CPOs to AH’s wholly-owned subsidiary, Compañía Operadora de Teatros, S. A. de C. V.

(24)

The Company acquired the interest in Unefon held by Ricardo Salinas at cost (including financial costs) for US$189,793, which was funded through: (i) proceeds from the issuance of shares; (ii) the payment of US$35,108 in cash and (iii) the cancellation of debts of US$43,067 owed to the Company by CRBS.

In February 2000, Unefon commenced operations.

At the extraordinary stockholders’ meeting held on October 2, 2000, the Unefon stockholders agreed to reduce Unefon’s capital stock by Ps611 million (nominal). At December 31, 2001, this reduction had not yet been made, and is shown in Unefon’s financial statements as an account payable to the stockholders, bearing interest at an annual rate of 8%. The stockholders used the proceeds of this capital reduction to capitalize a newly formed company owned 50% by the Company and 50% by Moisés Saba Masri, Cosmofrecuencias, for which purpose, the Company contributed Ps368,829 at December 31, 2001. In June 2002, the Company contributed to Cosmofrecuencias as a capital contribution its receivable from Unefon, including the accrued interest, for 50% of Cosmofrecuencias’ capital stock.

On October 19, 2000, the Board of Directors approved the grant to its stockholders of the rights to acquire the Company’s investment in Unefon and Cosmofrecuencias shares, a decision which was ratified at the ordinary stockholders’ meeting held on December 4, 2000. As determined by the Company’s Board of Directors, the Company’s existing stockholders would have the right to purchase the shares in Cosmofrecuencias from October 19, 2001 to October 19, 2006. The total exercise price for this option would be approximately US$32,000.

The grant of the rights (“Rights”) to acquire the Unefon shares was subject to receiving the requisite consent of the holders of the Company’s and AH’s Senior Notes. On March 27, 2001, the Company obtained the consents and paid a fee totaling Ps119,797 to the holders of the TV Azteca Notes (as defined in Note 9), which was recorded as part of its total investment in Unefon. The grant of the Rights was also subject to receiving certain third party approvals, including the approval of Nortel Networks Corporation (“Nortel”), Unefon’s major creditor, and to filing and effectiveness of a registration statement with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the Rights.

The Rights were exercisable until December 11, 2002, unless the period were extended by the Company or an acceleration event occurred. In December 2002, the Company’s Board of Directors approved an extension exercise period through December 11, 2003. Any Rights not exercised by the exercise date would expire and the Company would retain ownership of the shares together with Rights. The Rights would become exercisable prior to December 11, 2003 if the Board of Directors of the Company approved a merger of Unefon, a sale of all or substantially all of Unefon’s assets or a sale (by tender or otherwise) of a majority of Unefon’s shares or otherwise determined to accelerate the exercisability of the Rights.

(25)

With respect to the Company’s investment in Unefon, the Company’s stockholders had the right to acquire those shares subject to the occurrence of certain conditions, at a price of US$0.15128 per Unefon share owned by the Company, for a total amount of US$176,998. At December 31, 2002, the Company’s investment in Unefon reflects the net book value of the investment at the date of the decision to sell Unefon. The Company would record any differences between the book value of the investment and the ultimate sales price once the stockholders exercised the purchase option and all the legal requirements of the transaction had been complied with.

In July 2002, the Company announced that its Board of Directors had approved seeking the approval of the Company’s shareholders to spin off of its investment in Unefon in the form of a distribution of all of the shares of Unefon that the Company owns to the Company’s shareholders at no cost before the end of 2002. However, as a consequence of the dispute between Unefon and Nortel, the Company’s Board of Directors postponed submitting the proposal to the Company’s shareholders. Finally, the spin-off was carried out in December 2003, once the disputes between Unefon and Nortel had been resolved.

The Rights to acquire the Unefon shares expired on December 12, 2003. The conditions for public offering had not been complied with and, therefore, they were not exercised. Moreover, at the Extraordinary Stockholders’ Meeting held on December 19, 2003, the stockholders decided to cancel the call option on the Cosmofrecuencias shares.

c. Unefon financing and operating agreements

In September 1999, Unefon entered into a financing agreement and a procurement agreement with Nortel pursuant to which Nortel agreed to assist Unefon in the design and construction of its telecommunications network.

In December 2000, in connection with certain modifications of Unefon’s financing agreement with Nortel, the Company and Mr. Saba agreed, jointly and severally, in a shareholder’s agreement to provide Unefon with up to US$35,000 by way of either equity or subordinated debt in the event Unefon had liquidity problems in 2001 or 2002.

In July 2001, the Company and Moisés Saba Masri announced their intention to make loans to Unefon of up to US$80,000 each. The Company has suspended any further financial support to Unefon in light of Unefon’s dispute with Nortel. At December 31, 2003 and 2002, the Company had provided US$30,000 and US$48,000, respectively, of loan guarantees on behalf of Unefon, of which US$19,100 had become due and been paid by the Company. See Note 8.

On March 10, 2004, Unefon paid the Company US$17,000, after which Unefon’s debt under the loan guarantee was US$10,000 at that date, which includes US$8,000 of interest and guarantee fees.

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Unefon and Nortel, Unefon’s major equipment supplier and former lender, became engaged in a dispute over each party’s compliance with the terms and conditions of the financing agreement, the procurement agreement and other related agreements entered into by the parties, which resulted in the filing of various legal actions by both parties. On June 16, 2003, Unefon reached a settlement with Nortel pursuant to which Unefon and Nortel released each other from all obligations arising out of the procurement agreement, financing agreement and any related agreements, and terminated all actions and proceedings of any kind between the parties or involving the parties and their counsel in the United States and Mexico. Unefon and Nortel also terminated the existing procurement agreement and entered into a new procurement agreement. In connection with the settlement, Unefon paid an aggregate of US$43 million to Nortel, of which US$18 million was applied to accounts receivable and US$25 million was applied to reduce the total amount of debt owed by Unefon to Nortel, leaving an outstanding balance of US$325 million as of the settlement date. Concurrently with the settlement, Codisco Investments LLC (“Codisco”), a company formed in the U.S., State of Delaware of which Mr. Ricardo Salinas Pliego, principal stockholder and chairman of the Board of Directors of the Company, indirectly owned 50%, purchased for US$150 million the US$325 million debt owed by Unefon to Nortel. The amount of US$150 million was paid as follows: US$43 million was paid by Unefon at the date of the agreement, and US$107 million was paid by Codisco. Nortel and Codisco entered into an assignment and assumption agreement pursuant to which Codisco replaced Nortel as lender under the financing agreement, and Unefon’s stock pledges in favor of Nortel were assigned to Codisco. In the agreement which formalized the purchase of the debt, Nortel stipulated that the debt could not be sold to a party unrelated to Unefon without Nortel’s express consent.

On another front, in September 2003, Unefon signed a service agreement to provide capacity to an unaffiliated third party and received US$268 million as an advance payment under such agreement. Unefon used these funds, in addition to funds from operations and short-term loans, to pay off the debt owed to Codisco. With this payment, all of Unefon’s assets, that had been collateralizing the loan were released.

As a result of those operations, from late December 2003 to date the Company is in the process of being investigated by the Securities and Exchange Commission of the United States (“SEC”) in respect of potential violations of the United States Securities and Exchange Act of 1934 and certain rules promulgated thereunder, in connection with the disclosure of these operations in various reports issued by the Company and Unefon during the year 2003. As of March 31, 2004, the date of issuance of these consolidated financial statements, the investigation is still ongoing and, therefore, the Company is not in a position to determine the impact, if any, of that investigation on its financial statements, its officers or its Board of Directors. The consolidated financial statements do not include any adjustment that might be required as a result of said investigation.

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NOTE 8 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

The Company had the following amounts due from and payable to related parties:

	At December 31,
	2003	2002
Accounts receivable

Operadora Unefon, S. A. de C. V. (Ounefon)	Ps 332,070	Ps 269,199
Azteca Holdings, S. A. de C. V.	186,323	138,393
Biper, S. A. de C. V.	13,155	33,653
Teleactivos, S. A. de C. V.		17,040
Club Atlético Morelia, S. A. de C. V.	5,560	30,665
Movilaccess, S. A. de C. V.	27,948
Grupo Elektra
Corporación RBS, S. A. de C. V.	4,613
Other	2,483	10,364

	Ps 625,054	Ps 503,924

Accounts payable:

Todito	Ps 27,254	Ps 58,592
Grupo Elektra		18,169
TV Cuscatleca		7,450
Other	258	297

	Ps 27,512	Ps 84,508

Additionally, as described in Note 7, at December 31, 2002, the Company had an account receivable from Pappas Telecasting of Southern California, LLC, a related party at that date.

The principal transactions with related parties were as follows:

Advertising revenue

Revenue from broadcasting advertising for related parties amounted to Ps305,236 and Ps229,325 during the years ended December 31, 2003 and 2002, respectively.

Advertising contracts

In March 1996, the Company entered into a Television Advertising Time Agreement with Grupo Elektra under which Grupo Elektra (or any company in which Grupo Elektra has an equity interest) has the right to receive at least 300 advertising spots per week for a period of 10 years. Each spot has a duration of 20 seconds, and the aggregate amount of airtime is not to exceed

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5,200 minutes annually. The spots are to run only in otherwise unsold airtime. In exchange for the television advertising airtime, the Company will receive US$1,500 per year. The agreement may not be terminated by the Company but may be terminated by Grupo Elektra, which may also transfer its rights under this agreement to third parties.

Effective September 30, 1996, the Company entered into a Television Advertising Time Agreement with Dataflux (the “Dataflux Advertising Agreement”) under which Dataflux or any of its subsidiaries has the right to 480 advertising spots per month on Channel 7 or 13 for a period of 10 years. Each spot is to have a duration of 30 seconds. The aggregate amount of airtime provided by the Company under this agreement is not to exceed 2,880 minutes annually, and the advertising spots shall run only in otherwise unsold airtime. In exchange for the advertising time, Dataflux has agreed to pay the Company US$831 annually, payable in advance each year. The Dataflux Advertising Agreement may not be terminated by the Company; however, it may be terminated by Dataflux at any time upon at least 90 days’ notice.

In June 1998, the Company signed an advertising agreement with Unefon (“Unefon Advertising Agreement”), which as been subsequently amended. Under the terms of the Unefon Advertising Agreement, Unefon has the right to advertising spots on Channels 13 and 7 and their national networks, as well as any other open television channel operated or commercialized by the Company, either directly or indirectly through its affiliates or subsidiaries. The advertising spots that are the subject of the Unefon Advertising Agreement will total 120,000 GRPs (a GRP is a Gross Rating Point, which is the number of rating points for the broadcast of a 60-second commercial or proportional fraction thereof) over a ten-year period. The agreement may not be cancelled by either party.

Each year during the term of the agreement, Unefon will be able to make use of up to 35,000 GRPs. Unefon must submit a request for air time, specifying dates and hours of show-time, to the Company in advance.

Unefon is obligated to make use of 100% of the GRPs over a period of ten years. Any balance remaining after ten years will be automatically cancelled and the Company will have no further obligations to Unefon. Unefon will pay the Company 3% of its gross revenues up to a maximum of US$200,000 for the advertising services in installments as advertising is aired. Until December 31, 2002, the Company recorded revenue under the terms of this agreement as the GRPs were consumed based on a rate schedule established in the agreement, which provided for less expensive GRPs initially and more expensive GRPs toward the end of the agreement. In January 2003, the Company and Unefon amended the original agreement. Under the terms of the amended agreement, the Company is recording revenues based on the GRPs used, valued at a price equivalent to 3% of Unefon’s gross revenues up to a maximum of US$200,000. This change increased net revenues in the amount of Ps20,648 for the year ended December 31, 2003, for the total GRPs used at that date. All the other terms of the agreement remain the same. The original agreement provided that Unefon might defer making payments until the third year of the agreement, and Unefon must would interest on any unpaid advertising aired, at the rate per annum of the average annual Costo Porcentual Promedio de Captación, plus three percentage

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points. However, during 2001 Unefon and the Company agreed to defer payments due in 2000, 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004, with the first payment due in June 2003. The deferred payments bear interest at an annual rate of 12%. Beginning in 2003, Unefon’s payments to the Company are due on a current basis. At December 31, 2003 and 2002, the aggregate deferred payments equaled US$10,824 and US$15,707 (including interest), respectively.

The Company’s right to payment under the agreement was subject to compliance by Unefon with its payment obligations under the finance agreement with Nortel.

On February 14, 2000, the Company, together with its subsidiary Grupo TV Azteca, S. A. de C. V., signed an advertising, programming and services agreement with Todito. The total amount of the five-year agreement was US$100,000 and consisted of US$45,000 for advertising services, US$50,000 for programming content and US$5,000 corresponding to sales services. Under the terms of this agreement, the Todito web site has the right to transmit announcements and advertising messages relating to the Todito Internet web page on the Azteca 13 and 7 networks, as well as on the satellite signal sent to other countries by the Company, during advertising spots that do not exceed an aggregate of 78,000 GRPs.

Todito is required to use the GRPs over a five year period and the Company must provide a minimum of 14,000 GRPs per year. For the years ended December 31, 2003 and 2002, the income from advertising services provided under this agreement amounted to Ps74,974 and Ps71,125, respectively.

Todito also has the right to display on its web site news programs, telenovelas, sporting events, and other programming material displayed by the Company on its web sites (“tvazteca.com.mx” and “tvazteca.com”).

The Company currently records the value of the content provided to Todito on a straight line basis over the life of the agreement. For the years ended December 31, 2003 and 2002, the Company recognized income of Ps133,681 and Ps119,815, respectively, relating to programming content provided to Todito. Under the terms of the agreement, the Company cannot assign to third parties the right to use and exploit the content obtained from the Company through other web pages on the internet.

The Company has also agreed to lend assistance, through its sales department, in promoting to its customers and to advertising agencies the advertising services that Todito provides through its web site. For the years ended December 31, 2003 and 2002, the income from sales services provided under this agreement amounted to Ps16,454 and Ps12,531, respectively.

On January 8, 2003, the Company entered into an advertising agreement with Biper, S. A. de C. V. (“Biper”) for Ps36,500 (nominal). Pursuant to the agreement, Biper has the right to air advertising spots on Channels 13 and 7 and their national networks from January 8, 2003 to January 7, 2005. Biper’s right under the agreement may be assigned to third parties.

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On July 1, 2003, the Company signed an advertising agreement with an advertising agency under which the Company renders advertising services to Grupo Iusacell, S. A. de C. V., a related party. The agreement comprises the period from July 1, 2003 to December 31, 2004. For the year ended December 31, 2003, advertising services rendered to that company amounted to Ps20,231.

Commission income on banner sales and other services with related parties

In 2003 and 2002, the Company’s sales force offered its customers the inventory of banners and other advertising services through the todito.csom webpage. The Company charges for the banners and advertising services sold, and in exchange for that service it receives and records a 20% commission on sales. During the years ended December 31, 2003 and 2002, commission income on sales pertaining to these services amounted to Ps7,000 and Ps19,740, respectively.

In December 2003, the Company and Todito signed an agreement for these services amounting to Ps210,000, for a period of 20 months as from the date of signature. The 20% commission will be recorded in income as services are rendered.

Also, the Company and a non-related party signed an agreement in November 2003 for the purchase of “Todito” banners to be subsequently sold to the Company’s customers. The agreement amounts to Ps140,000 for a three-year term, effective upon signing the agreement. For the year ended December 31, 2003, the Company had used Ps47,000 of that agreement, which were charged to income of the year.

01900 service income

On March 1, 2002, the Company and Teleactivos, S. A. de C. V. (Teleactivos), a related party, signed an agreement for an indefinite period under which Teleactivos provides the service of controlling and identifying telephone calls by means of the 01900 service for viewers taking part in the contests arranged by the Company. Of that service income, minus the costs involved in rendering the service (net profit), the Company recognizes 51% and Teleactivos the remaining 49%. On January 1, 2003, the agreement was amended so that as from that date the Company receives 30% of the net profit in that operation, and Teleactivos receives the remaining 70%. For the years ended December 31, 2003 and 2002, net income arising from this agreement was Ps59,660 and Ps79,373, respectively.

Interest income

During the years ended December 31, 2003 and 2002, the Company extended short-term loans to certain related parties. Interest income under these arrangements amounted to Ps90,273 and Ps101,648, respectively.

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Donations

In the years ended December 31, 2003 and 2002, the Company made donations to Fundación TV Azteca, A. C., a related party, in the amounts of Ps102,757 and Ps112,410, respectively. The related party has permission from the tax authorities to collect donations and issue the corresponding tax-deductible receipts.

Building rental income

In May 1998, the Company signed a building rental agreement with Ounefon, a wholly-owned subsidiary of Unefon. The lease has a term of ten years, starting June 1998, with a one-time right to renew for an additional ten years upon notice of at least 180 days prior to expiration. The rent under the lease is Ps2,190 a month, payable in advance each month. During the years ended December 31, 2003 and 2002, the aggregate rental income received by the Company amounted to Ps26,841 and Ps26,550, respectively.

Loans to officers and employees

From April to June 2002, the Company made loans to its principal directors and high-level officers, subject to 16% and 13% annual interest, which mature in December 2004. In the years ended December 31, 2003 and 2002, the balance of those loans was Ps233,744 and Ps243,888, respectively, of which, Ps155,398 had been collected at March 31, 2004. The balance at that date amounts to Ps78,346.

Recoverability of other accounts receivable from related parties

The Company evaluates periodically the recoverability of other accounts receivable from related parties. When it is determined that such accounts, which are non-operating accounts, are not recoverable, they are charged to other expenses.

NOTE 9—SHORT-TERM AND LONG-TERM BANK LOANS:

At December 31, 2003 and 2002, short-term loans amounted to Ps701,570 and Ps405,480, respectively, representing unsecured loans in U.S. dollars with Mexican and foreign banks, with an average annual interest rate of 7.81% and 7.41% at December 31, 2003 and 2002, respectively.

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Long-term loans and senior notes at December 31, 2003 and 2002 are summarized as follows:

	At December 31,
	2003		2002
Bank loans	Ps	435,459
Building and equipment financing		260,781	Ps	109,453
Less-current portion		(77,133)		(49,052)

Long-term portion of bank loans	Ps	619,107	Ps	60,401

Total of guaranteed senior notes	Ps	4,773,600	Ps	4,593,265
Less current portion		(1,404,000)

Long-term portion of guaranteed senior notes	Ps	3,369,600	Ps	4,593,265

Loans from American Tower Corporation (“ATC”) due in 2019	Ps	1,345,053	Ps	1,294,240

Total long-term bank loans and guaranteed senior notes	Ps	5,333,760	Ps	5,947,906

Bank loans

Euro-Commercial Paper Program

On May 14, 1999, the Company entered into a US$75,000 Euro-Commercial Paper Program (the “ECP Program”) with ABN-AMRO Bank, N.V., as the principal arranger and dealer. The size of the ECP Program was increased to US$130,000 in July 1999. Notes issued under the ECP Program are issued at a discount. The Company’s payment obligations under the ECP Program are guaranteed by the principal subsidiaries of the Company that also guarantee the Company’s payment obligations under the guaranteed senior notes. The maturity of the notes issued under the ECP Program may not be more than 365 days. At December 31, 2003, the amount of the notes outstanding under the ECP Program was US$19,644, which is payable in a series of installments ending in November 2004. At December 31, 2002, the aggregate principal amount of the notes outstanding under the ECP Program was US$5,094, which was paid in a series of installments ending in June 2003.

Other bank loans

In July 2003, the Company obtained a US$20,000 loan from Deutsche Bank AG London (Deutsche Bank), which bears interest at a rate of 9% per year and matures on July 2, 2004.

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On November 19, 2003, the Company entered into two unsecured loan agreements with Deutsche Bank for a total amount of US$55,000. The first agreement provides for a single advance to the Company on November 19, 2003 in an aggregate principal amount of US$35,000. The advance bears interest on the unpaid principal amount at a rate of LIBOR plus 5.50% and matures on November 21, 2005. The second agreement provides for a single advance to the Company on November 19, 2003 in an aggregate principal amount of US$20,000. The advance under the second agreement bears interest on the unpaid principal amount at a rate of 5.71% and matures on November 21, 2004.

Building and equipment financing

On September 18, 1997, the Company obtained a mortgage loan for the acquisition of an office building amounting to US$25,854 from Banco Bilbao Vizcaya, S. A. (“BBV”). The Company is required to pay BBV annual interest of 8.5%, payable on December 31 of each year beginning on December 31, 1997. The principal was paid in December 2003 with the proceeds of the loan from Scotiabank Inverlat, S. A. de C. V. (Inverlat) described below.

In March 1999, the Company entered into a US$30,200 long-term import credit facility with Standard Chartered Bank, as lender, and the Exim Bank, as guarantor. Under this credit facility, TV Azteca was permitted to borrow through May 2002 all or a portion of the US$30,200 by delivering promissory notes. The import credit facility was established to finance the Company’s purchase of equipment manufactured in the U.S. In October 1999 and March 2000, the Company issued two promissory notes, one in the amount of US$12,200 due in October 2004, which bears interest at a rate of 7.6% per year, and one in the amount of US$10,500 due in March 2005, which bears interest at a rate of 8.45% per year. At December 31, 2003 and 2002, the aggregate outstanding amounts due under the promissory notes were US$5,589 and US$10,128, respectively.

On December 18, 2003, the Company contracted a Ps225,500 four-year loan from Inverlat, payable in 15 quarterly payments; the first 14 payments are for Ps15,026 and the last payment is for Ps15,036, and the first payment is due in June 2004. Interest is payable on the unpaid balance of the loan at the interbank compensation rate plus two percentage points, payable monthly. The loan imposes certain financial conditions to be complied with during the lifetime of the loan. The proceeds of the loan were used to pay off the mortgage loan from BBV mentioned above, which means that BBV released the respective mortgages, which were transferred to Inverlat as a result of the loan.

Guaranteed Senior Notes

On February 5, 1997, the Company issued unsecured Series A and Series B Guaranteed Senior Notes (collectively, the “Notes”) in the international markets in an amount of US$125,000, payable in the year 2004, at an interest rate of 10.125% per year and of US$300,000, payable in the year 2007, bearing an interest rate of 10.50% per year, respectively. Interest on the Notes is payable semi-annually on February 15 and August 15 each year, commencing on August 15, 1997.

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Substantially all of the Company’s subsidiaries have fully and unconditionally guaranteed the Notes on a joint and several basis. The guarantor subsidiaries are all wholly-owned subsidiaries of the Company. The direct and indirect non-guarantor subsidiaries of the Company are individually and in the aggregate inconsequential. The parent company is a non-operating holding company with no assets, liabilities or operations other than its investments in its subsidiaries.

On February 15, 2004, the Company fully repaid the US$125,000 Note. The payment was made using US$60,000 from the Company’s cash position and US$65,000 of unsecured financing obtained from financial institutions.

Loans from ATC

On February 11, 2000, the Company entered into a long-term credit facility for up to US$119,800 with a Mexican subsidiary of ATC (the “ATC Long-Term Facility”). The ATC Long-Term Facility is comprised of a US$91,800 unsecured term loan and a US$28,000 working capital loan secured by certain of the Company’s real estate properties. In June 2003, the Company and the Mexican subsidiary of ATC amended the original agreement. Under the terms of the amended agreement, the interest rate on each of the loans is 13.109% per year (12.877% at December 31, 2002). The Company’s payment obligations under the ATC Long-Term Facility are guaranteed by three principal subsidiaries of the Company that also guarantee the Company’s payment obligations under the Guaranteed Senior Notes. The initial term of the unsecured term loan under the ATC Long-Term Facility is 20 years, which term may be extended, so long as the Global Tower Project Agreement remains in effect, for up to an additional 50 years. The term of the working capital loan matures in February 2004, but may be renewed annually for successive one-year periods so long as the Global Tower Project Agreement remains in effect.

On February 11, 2000, the Company drew down US$71,800 of the unsecured term loan and the full US$28,000 under the working capital loan, and in June 2000 it drew down the remainder of the unsecured term loan. A portion of the proceeds under the ATC Long-Term Facility was used to repay the ATC Interim Facility in its entirety. The balance of the proceeds from the ATC Long-Term Facility was used for general corporate purposes of the Company and its subsidiaries. At December 31, 2003 and 2002, US$119,800 was outstanding under the ATC Long-Term Facility.

In February 2000, the Company, together with its subsidiary Televisión Azteca, S. A. de C. V., entered into a 70-year Global Tower Project Agreement with a Mexican subsidiary of ATC covering space not used by the Company in its operations on up to 190 of the Company’s broadcast transmission towers. In consideration for the payment of a US$1,500 annual fee and for a loan of up to US$119,800 provided to the Company under the ATC Long-Term Facility, the Company granted ATC the right to market and lease the Company’s unused tower space to third parties as well as to the Company’s affiliates and to collect for ATC’s account all revenue related thereto. The Company retains full title to the towers and remains responsible for the operation and maintenance thereof. The SCT approved the parties’ agreement on February 10, 2000. After the expiration of the initial 20-year term of the ATC Long-Term Facility, the

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Company has the right to purchase from ATC at fair market value all or any portion of the revenues and assets related to the commercialization rights at any time upon the proportional repayment of the outstanding principal amount under the ATC Long-Term Facility.

The maturity of the long-term bank loans and guaranteed senior notes is as follows:

Year ending at December 31,	Amount
2005	Ps 473,486
2006	68,572
2007	3,438,182
2008	8,467
2019	1,345,053

Total long-term bank loans
and guaranteed senior notes	Ps5,333,760

NOTE 10—LABOR OBLIGATIONS:

Below is a summary of the main financial data of the Company’s seniority premium plan:

	At December 31,
	2003	2002
Accumulated benefit obligation (same as accumulated liability)	Ps 3,333	Ps 3,542
Net projected liability	2,621	2,775

Intangible asset	Ps 712	Ps 767

Net cost for the year	Ps 1,426	Ps 1,676

NOTE 11—STOCKHOLDERS’ EQUITY:

a. Capital stock

The capital stock of the Company comprises Series “A” shares, Series “D-A” shares and Series “D-L” shares. Holders of Series “A” shares are entitled to vote at general meetings of stockholders of the Company. Holders of the Series “D-A” shares and Series “D-L” shares are entitled to vote only in limited circumstances. Holders of Series “D-A” shares and Series “D-L” shares are entitled to a dividend premium and liquidation preference. The rights of holders of all series of capital stock are otherwise identical except for limitations on ownership of Series “A” shares and Series “D-A” shares by persons other than eligible Mexican holders. The Series “A” shares are not exchangeable for shares of any class or equity securities of the Company. The Series “D-A” shares will be converted to Series “A” shares upon the tenth anniversary of the

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creation of the CPO Trust and will have the same characteristics as the currently outstanding Series “A” shares of the Company. The Series “D-L” shares will be converted into Series “L” shares upon the tenth anniversary of their original issuance. The Series “L” shares that will be exchanged for Series “D-L” shares will entitle their holders to vote only in limited circumstances.

The issued and outstanding capital stock of the Company as of January 1, 2002 consisted of 10,815,834 thousand shares of which 5,408,078 thousand were Series “A” shares, 2,703,878 thousand were Series “D-A” shares and 2,703,878 thousand were Series “D-L” shares. The number of authorized shares at January 1, 2002 consisted of 9,050,045 thousand shares, of which 4,663,243 thousand were Series “A” shares, 2,193,401 thousand were Series “D-A” shares and 2,193,401 thousand were Series “D-L” shares.

As part of the Company’s employee stock option plan, during 2003 and 2002 the employees exercised their right to buy shares through said plan. As a result, the Company issued 23,139 thousand shares and 46,020 thousand shares, respectively, with a nominal value of Ps3,466 and Ps8,067, respectively, which resulted in a premium on the issuance of shares of Ps25,361 and Ps16,762, respectively.

During 2002, the Company decreased its capital stock by Ps19,632 through the repurchase of 111,349 thousand shares for Ps176,623. In that year, the nominal value of the repurchased shares was charged to the capital stock and the difference to the reserve for the repurchase of shares. During 2003 there were no repurchases of shares.

During 2003 and 2002, the Company increased its capital stock by Ps13,374 and Ps14,624, respectively, through the sale of treasury shares of 79,467 thousand shares and 82,749 thousand shares, respectively. During 2003 and 2002, these shares had a resale value of Ps99,775 and Ps141,943, respectively, which were credited to the capital stock at nominal value, and the difference was applied to the reserve for the repurchase of shares.

At the ordinary stockholders’ meeting held on April 25, 2002, the stockholders agreed to apply the Company’s income for 2001 amounting to Ps1,567,874 as follows:

-	Set aside Ps78,393 for the legal reserve, in accordance with the Mexican Corporations Law.

-	Set aside Ps41,553 for the payment of a preferential dividend to the Series “D-A” and “D-L” stockholders, which was paid in October 2002.

-	Transfer the reminder to retained earnings.

At the ordinary stockholders’ meeting held on April 30, 2003, the Company’s stockholders approved the following:

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i.	Application of the Company’s income for 2002, which amounted to Ps1,023,596, as follows:

-	Set aside Ps49,309 for the legal reserve, in accordance with the Mexican Corporations Law.

-	Set aside Ps36,902 for the payment of a preferential dividend to the Series “D-A” and “D-L” stockholders, which was paid in June 2003.

-	Transfer the remainder to retained earnings.

ii	Decrease the stockholders’ equity by approximately US$140,000 through a pro rata distribution of stockholders’ equity. Of this amount, US$125,000 was paid on June 30, 2003 and the balance was paid on December 5, 2003.

iii.	Increase the reserve for the repurchase of the Company’s shares by Ps239,131, which reserve is limited to a maximum amount of Ps1,100,000 (nominal).

The authorized, issued and paid-in capital stock of the Company at December 31, 2003 was as follows:

Type of shares	Authorized shares	Paid-in shares	Nominal amount	Restatement increase	Total
	(thousands)	(thousands)
Series “A”	5,408,078	4,703,251	Ps 664,380	Ps 31,130	Ps 695,510
Series “D-A”	2,703,878	2,233,410	315,490	14,710	330,200
Series “D-L”	2,703,878	2,233,410	315,490	14,710	330,200

	10,815,834	9,170,071	Ps 1,295,360	Ps 60,550	Ps 1,355,910

b. Retained earnings

1.	Legal reserve—The net income for the year is subject to the legal provision that requires that 5% of the profit of each year be applied to increase the legal reserve, until the latter equals a fifth of paid-in capital stock.

2.	Tax regime for dividends—Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they are paid from the reinvested Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to 49.25% and 47.06% depending on whether paid in 2004 and 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding.

3.	In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

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At December 31, 2003, the indexed tax basis of capital stock and retained earnings amounts to Ps6,284,326 and Ps174,412, respectively (Ps7,477,450 and Ps49,094 at December 31, 2002, respectively).

At December 31, 2003 the historical and restated stockholders’ equity is integrated as follows:

	Amount
	Historical	Restatement increase	Total
Capital stock	Ps 1,295,360	Ps 60,550	Ps 1,355,910
Premium on the issuance of capital stock	167,960		167,960
Legal reserve	180,283	48,857	229,140
Reserve for the repurchase of shares	889,973	488,903	1,378,876
Retained earnings (deficit)	3,437,194	(369,676)	3,067,518
Deficit in the restatement of capital		(1,600,568)	(1,600,568)

Total	Ps 5,970,770	(Ps 1,371,934)	Ps 4,598,836

c. Employee stock option plan

In the fourth quarter of 1997, the Company adopted an employee stock option plan pursuant to which options were granted to all current permanent employees who were employed by the Company as of December 31, 1996. The exercise prices assigned to these options from 1997 to 2003 range from US$0.29 to US$0.39 per CPO with a more significant number of options being granted to the Company’s senior management and key actors, presenters and creative personnel.

The options, which cover an aggregate of 76 million CPOs, were granted in equal portions in respect of each employee’s first five years of employment with the Company (whether prior to or after adoption of the plans), but these options may be cancelled, in the case employment years after 1996, if the Company’s operating profit before deducting depreciation and amortization expenses in that year has not increased by at least 15% as compared to the previous fiscal year. An employee’s options in respect of any employment year become exercisable five years later, unless the employee is no longer employed by the Company, in which case those options will be reassigned.

The options expire on the fifth anniversary of the date on which they become exercisable.

During 2003 options with respect to 8 million CPOs and during 2002 options with respect to 15 million CPOs were exercised, respectively, under the general option plan, at a price of US$0.29 per CPO.

(39)

The activity of employee stock option plans was as follows:

	At December 31,
Options	2003	2002
	(Millions of CPOs)
Granted (cumulative)	116	116
Exercised (cumulative)	(94)	(86)

Outstanding	22	30

Available to grant	124	124

Total authorized	240	240

NOTE 12—TAX MATTERS:

During 2000, the Company commenced consolidating for tax purposes.

During the years ended December 31, 2003 and 2002, the Company and various subsidiaries had taxable income, which was partially offset against tax loss carryforwards. The benefit of the utilization of these tax loss carryforwards amounted to Ps1,433,301 and Ps374,064 during the years ended December 31, 2003 and 2002, respectively.

The income tax provision in the statement of results of operations is analyzed as follows:

	Year ended December 31,
	2003	2002
Current income tax expense	Ps 156,418	Ps 274,645
Deferred income tax expense recorded on the purchase of a subsidiary	79,766
Deferred income tax expense for the year	158,095	26,548

	Ps 394,279	Ps 301,193

(40)

An analysis of the principal differences between the income tax computed at the statutory rate and the Company’s income tax provision for the years ended December 31, 2003 and 2002 is as follows:

	Year ended December 31,
	2003		2002
Income before provision for income tax	Ps	1,971,674	Ps	1,324,545

Income tax expense at statutory rate	Ps	670,369	Ps	463,591
Effects of B-10 and inflationary components		71,631		87,981
Miscellaneous expenses non-deductible for tax purposes		60,990		69,345
Effect of tax losses of the purchased subsidiaries		(538,102)
Benefit of tax consolidation				(153,457)
Other		129,391		(166,267)

Income tax expense for the year	Ps	394,279	Ps	301,193

As a result of the amendments to the Income Tax Law approved on January 1, 2003, the income tax rate (34% and 35% in 2003 and 2002, respectively) will be reduced by 1% annually beginning in 2003 until it reaches a nominal rate of 32% in 2005. This gradual decrease in the income tax is considered in the valuation of the deferred income tax of each year.

The principal temporary differences that gave rise to the recording of deferred tax (assets) liabilities are summarized as follows:

	At December 31
	2003		2002
Allowance for bad debts	Ps	(71,054)	Ps	(93,421)
Exhibition rights and other inventories		1,288,658		1,318,031
Property, machinery and equipment—Net		305,984		366,057
Television concessions		2,073,906		1,549,490
Payment to Corporación de Noticias e Información, S. A. de C. V.		166,231		208,744
Cost related to the issuance of guaranteed senior notes		62,012		82,027
Advertising advances		(1,207,151)		(1,133,357)
Tax loss carryforwards		(2,150,359)		(1,915,823)
Other		89,489		(303,667)

Tax base		557,716		78,081
Applicable income tax rate		33%		34%

Deferred income tax liability	Ps	184,046	Ps	26,548

(41)

At December 31, 2003 and 2002, the deferred income tax liability was analyzed as follows:

	At December 31,
	2003	2002
Deferred income tax liability at beginning of year	Ps 26,548	Ps—
Add (deduct):
Deferred income tax expense for the year	158,095	26,548
Monetary gain related to deferred income tax liabilities for the year	(597)

Deferred income tax liability at end of year	Ps 184,046	Ps 26,548

At December 31, 2003, the Company acquired two new wholly-owned subsidiaries with tax loss carryforwards in the amount of Ps2,193,368, of which Ps610,714 was utilized in 2003, leaving a balance of Ps1,582,654. The cumulative tax losses of the Company at December 31, 2003, including those mentioned above, and their expiration dates are as follows:

Expiration date	Tax losses
2004	Ps 225,027
2005	173,783
2006	109,204
2007	111,652
2008	660,793
2009	321,612
2010	249,411
2011	244,761
2012	16,533
2013	37,583

Ps 2,150,359

Tax loss carryforwards can be restated by applying factors derived from NCPI from the year in which they arise to the first-half of the year in which they are utilized.

NOTE 13—COMMITMENTS AND CONTINGENCIES:

Leases

The Company rents the use of satellite transponders. Total rent expense under such leases included in operating costs and expenses was Ps46,111 and Ps42,873 during the years ended December 31, 2003 and 2002, respectively. Combined rental obligations under these agreements are US$200 per month. Each lease agreement expires in May 2005 but can be terminated by the supplier any time for justified cause upon 30 days’ notice.

(42)

Contingencies

a.	In addition to the SEC investigation discussed in Note 7, certain minority stockholders have filed putative class actions against the Company that are in the initial stages. Therefore, neither the result nor the consequences for the Company can be determined at this time.

b.	The Company and its subsidiaries are parties to various legal actions and other claims in the ordinary course of their business. Management does not believe that any of these actions or claims against the Company will, individually or in the aggregate, have a material adverse effect on its results of operations or financial condition.

NOTE 14—OTHER EXPENSES (INCOME):

Following is a summary of the main items of other expenses (income):

	Year ended December 31,
	2003	2002
Equity in loss of affiliates and associated companies	Ps 47,541	Ps 115,573
Donations (See Note 8)	102,757	112,410
Miscellaneous expenses non-deductible for tax purposes	20,962	18,459
Legal advisory services (litigation expenses)	101,521	33,268
Amortization of installation expenses		20,288
Write-off of other accounts receivable, investments and others	(74,714)	159,121

	Ps 198,067	Ps 459,119

(43)

TV AZTECA, S. A. DE C. V. Y SUBSIDIARIAS

(subsidiaria de Azteca Holdings, S. A. de C. V.)

ESTADOS FINANCIEROS

CONSOLIDADOS DICTAMINADOS

31 DE DICIEMBRE DE 2003 Y DE 2002

TV AZTECA, S. A. DE C. V. Y SUBSIDIARIAS

(subsidiaria de Azteca Holdings, S. A. de C. V.)

ESTADOS FINANCIEROS

CONSOLIDADOS DICTAMINADOS

31 DE DICIEMBRE DE 2003 Y DE 2002

ÍNDICE

Contenido	Página
Dictamen de los auditores externos	1 y 2
Informe del Comisario	3 y 4
Estados financieros:
Balance general consolidado	5
Estado consolidado de resultados	6
Estado consolidado de cambios en la inversión de los accionistas	7
Estado consolidado de cambios en la situación financiera	8
Notas sobre los estados financieros consolidados	9 a 45

DICTAMEN DE LOS AUDITORES EXTERNOS

México, D. F., 31 de marzo de 2004

A los Accionistas de

TV Azteca, S. A. de C. V. y subsidiarias

Hemos examinado los balances generales consolidados adjuntos de TV Azteca, S. A. de C. V. y subsidiarias al 31 de diciembre de 2003 y de 2002, y los estados consolidados de resultados, de cambios en la inversión de los accionistas y de cambios en la situación financiera que les son relativos por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestra auditoría.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la Administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

Como se menciona en la Nota 7 sobre los estados financieros consolidados, en Asamblea Extraordinaria celebrada el 19 de diciembre de 2003, los Accionistas de la Compañía acordaron escindir la inversión en acciones en Unefon, S. A. de C. V. y Cosmofrecuencias, S. A. de C. V., compañías asociadas, y parte del capital contable para la creación de una nueva compañía escindida denominada Unefon Holdings, S. A. de C. V., parte relacionada, con los efectos que se mencionan en dicha Nota.

Adicionalmente, como se menciona en la Nota 7 sobre los estados financieros consolidados, la Compañía se encuentra en un proceso de investigación que está efectuando la Securities and Exchange Commission de los Estados Unidos sobre potenciales violaciones a la Ley y ciertas reglas del Mercado de Valores de los Estados Unidos, en relación con la revelación de la deuda que Unefon, S. A. de C. V., compañía asociada, mantenía con su proveedor tecnológico y con el pago de dicha deuda a través de Codisco Investment LLC, sociedad donde el señor Ricardo Salinas Pliego, principal accionista y presidente del Consejo de Administración de TV Azteca, S. A. de C. V., tenía indirectamente una participación del 50%. Al 31 de marzo de 2004, fecha de emisión de los estados financieros consolidados, la investigación continúa en proceso, por lo que la Administración de la Compañía no está en posibilidad de determinar el impacto, si lo hubiere, que esta investigación podría tener en los estados financieros de la Compañía, en sus principales ejecutivos o en su Consejo de Administración. Los estados financieros consolidados no incluyen ningún ajuste que pudiera requerirse como resultado de esta investigación.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de TV Azteca, S. A. de C. V. y subsidiarias al 31 de diciembre de 2003 y de 2002, y los resultados de sus operaciones, los cambios en la inversión de sus accionistas y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con principios de contabilidad generalmente aceptados.

PricewaterhouseCoopers

C.P. Manuel Leyva Vega

Socio de Auditoría

(2)

INFORME DEL COMISARIO

México, D. F., 31 de marzo de 2004

A la Asamblea General de Accionistas de

TV Azteca, S. A. de C. V. y subsidiarias

En mi carácter de Comisario y en cumplimiento de lo dispuesto en el artículo 166 de la Ley General de Sociedades Mercantiles y de los estatutos de la Sociedad, rindo mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera que ha presentado a ustedes el Consejo de Administración, en relación con la marcha de la Sociedad, por el año que terminó el 31 de diciembre de 2003.

He asistido a las Asambleas de Accionistas y a las Juntas del Consejo de Administración a las que he sido convocado y he obtenido de los directores y administradores la información sobre las operaciones, documentación y registros que consideré necesario examinar. Mi revisión ha sido efectuada de acuerdo con las normas de auditoría generalmente aceptadas.

Como se menciona en la Nota 7 sobre los estados financieros consolidados, en Asamblea Extraordinaria celebrada el 19 de diciembre de 2003, los Accionistas de la Compañía acordaron escindir la inversión en acciones en Unefon, S. A. de C. V. y Cosmofrecuencias, S. A. de C. V., compañías asociadas, y parte del capital contable para la creación de una nueva compañía escindida denominada Unefon Holdings, S. A. de C. V., parte relacionada, con los efectos que se mencionan en dicha Nota.

Adicionalmente, como se menciona en la Nota 7 sobre los estados financieros consolidados, la Compañía se encuentra en un proceso de investigación que está efectuando la Securities and Exchange Commission de los Estados Unidos sobre potenciales violaciones a la Ley y ciertas reglas del Mercado de Valores de los Estados Unidos, en relación con la revelación de la deuda que Unefon, S. A. de C. V., compañía asociada, mantenía con su proveedor tecnológico y con el pago de dicha deuda a través de Codisco Investment LLC, sociedad donde el señor Ricardo Salinas Pliego, principal accionista y presidente del Consejo de Administración de TV Azteca, S. A. de C. V., tenía indirectamente una participación del 50%. Al 31 de marzo de 2004, fecha de emisión de los estados financieros consolidados, la investigación continúa en proceso, por lo que la Administración de la Compañía no está en posibilidad de determinar el impacto, si lo hubiere, que esta investigación podría tener en los estados financieros de la Compañía, en sus principales ejecutivos o en su Consejo de Administración. Los estados financieros consolidados no incluyen ningún ajuste que pudiera requerirse como resultado de esta investigación.

En mi opinión, los criterios y políticas contables y de información financiera seguidos por la Sociedad y considerados por los administradores para preparar la información financiera presentada por los mismos a esta Asamblea son adecuados y suficientes, y se aplicaron en forma consistente con el año anterior; por lo tanto, dicha información refleja en forma veraz, razonable y suficiente la situación financiera de TV Azteca, S. A. de C. V. y subsidiarias al 31 de diciembre de 2003, y los resultados de sus operaciones, los cambios en la inversión de los accionistas y los cambios en la situación financiera por el año que terminó en esa fecha, de conformidad con principios de contabilidad generalmente aceptados.

C.P. Luis Moirón Llosa

Comisario

(4)

TV AZTECA, S. A. DE C. V. Y SUBSIDIARIAS

(subsidiaria de Azteca Holdings, S. A. de C. V.)

(Nota 1)

BALANCE GENERAL CONSOLIDADO

Miles de pesos de poder adquisitivo del

31 de diciembre de 2003

	31 de diciembre de
	2003	2002
ACTIVO

Activo circulante:
Efectivo y valores negociables (Nota 4)	$2,481,283	$1,448,586
Cuentas por cobrar (Nota 5)	5,721,829	5,116,572
Partes relacionadas (Nota 8)	625,054	503,924
Derechos de exhibición	439,819	321,888
Inventarios	67,234	139,599

Suma el activo circulante	9,335,219	7,530,569
Cuenta por cobrar a Unefon, S. A. de C. V. (Unefon), parte relacionada (Nota 8)	1,798,437	2,088,827
Pagos anticipados a Pappas Telecasting Companies, a través de Azteca America (Nota 7)	1,451,105	1,200,312
Derechos de exhibición	1,192,340	1,434,352
Inmuebles, maquinaria y equipo—Neto (Nota 6)	2,184,659	2,320,031
Concesiones de televisión—Neto (Nota 2l.)	3,851,552	3,890,248
Otros activos (Nota 7)	679,397	861,135
Inversión en acciones en Todito.com, S. A. de C. V. (Todito), compañía asociada (Nota 7)	214,716	332,689
Inversión en acciones en Unefon, compañía asociada (Nota 7)		1,825,653
Inversión en acciones en Cosmofrecuencias, S. A. de C. V., compañía asociada (Nota 7)		368,829
Crédito mercantil—Neto (Notas 1n. y 7)	591,360	667,075

Total activo	$21,298,785	$22,519,720

PASIVO E INVERSIÓN DE LOS ACCIONISTAS

Pasivo a corto plazo:
Porción circulante de los préstamos bancarios a largo plazo (Nota 9)	$77,133	$49,052
Porción circulante de los pagarés quirografarios (Nota 9)		1,404,000
Préstamos bancarios (Nota 9)	701,570	405,480
Intereses por pagar	219,965	214,816
Derechos de exhibición	475,956	622,653
Cuentas por pagar y gastos acumulados	857,960	658,162
Partes relacionadas (Nota 8)	27,512	84,508

Suma el pasivo a corto plazo	3,764,096	2,034,671

Pasivo financiero a largo plazo:
Préstamos bancarios (Nota 9)	619,107	60,401
Pagarés quirografarios (Nota 9)	3,369,600	4,593,265

Suma el pasivo financiero a largo plazo	3,988,707	4,653,666

Otros pasivos a largo plazo:
Préstamos de American Tower Corporation (ATC) con vencimiento en el año 2019 (Nota 9)	1,345,053	1,294,240
Anticipos de anunciantes (Nota 2t.)	4,903,235	4,622,781
Anticipo de anunciantes recibido de Unefon, parte relacionada (Nota 8)	2,075,438	2,253,383
Anticipo de publicidad, programación y servicios de Todito, compañía asociada (Nota 8)	319,749	524,443
Derechos de exhibición	119,625	255,865
Impuestos diferidos por pagar (Nota 12)	184,046	26,548

Suma los otros pasivos a largo plazo	8,947,146	8,977,260

Compromisos y contingencias (Nota 13)

Inversión de los accionistas (Nota 11):
Capital social	1,355,910	2,848,913
Prima en emisión de acciones	167,960	1,832,763
Reserva legal	229,140	179,831
Reserva para recompra de acciones	1,378,876	1,053,344
Utilidades acumuladas	3,067,518	2,282,008
Insuficiencia en la actualización del capital	(1,600,568)	(1,351,799)

Interés mayoritario	4,598,836	6,845,060
Interés minoritario (Nota 1)		9,063

Suma la inversión de los accionistas	4,598,836	6,854,123

Total pasivo e inversión de los accionistas	$21,298,785	$22,519,720

Las catorce notas adjuntas son parte integrante de estos estados financieros consolidados.

(5)

TV AZTECA, S. A. DE C. V. Y SUBSIDIARIAS

(Nota 1)

ESTADO CONSOLIDADO DE RESULTADOS

Miles de pesos de poder adquisitivo del

31 de diciembre de 2003

	Año que terminó el 31 de diciembre de
	2003	2002
Ventas netas	$7,281,130	$6,955,548

Costo de programación, producción y transmisión	2,854,286	2,610,581
Gastos de venta y administración	1,050,772	1,012,961

Total costos y gastos	3,905,058	3,623,542

Utilidad de operación antes de depreciación y amortización	3,376,072	3,332,006

Depreciación y amortización (Notas 2h. y 2n.)	369,439	400,622

Utilidad de operación	3,006,633	2,931,384

Otros gastos—Neto (Nota 14)	(198,067)	(459,119)

Costo integral de financiamiento:
Intereses pagados	(766,994)	(754,063)
Otros gastos financieros (Nota 4)	(52,109)	(141,095)
Intereses ganados	204,797	199,570
Pérdida cambiaria—Neta (Nota 3)	(191,263)	(367,158)
Pérdida por posición monetaria	(31,323)	(84,974)

	(836,892)	(1,147,720)

Utilidad antes de la siguiente provisión	1,971,674	1,324,545

Provisión para impuesto sobre la renta (Nota 12)	(394,279)	(301,193)

Utilidad neta del año	$1,577,395	$1,023,352

Utilidad (pérdida) de los accionistas minoritarios	$1,417	$(244)
Utilidad de los accionistas mayoritarios	1,575,978	1,023,596

	$1,577,395	$1,023,352

Utilidad neta por acción de los accionistas mayoritarios expresada en pesos (Nota 2u.)	$0.173	$0.113

Las catorce notas adjuntas son parte integrante de estos estados financieros consolidados.

(6)

TV AZTECA, S. A. DE C. V. Y SUBSIDIARIAS

(Notas 1, 4 y 11)

ESTADO CONSOLIDADO DE CAMBIOS EN LA INVERSIÓN DE LOS ACCIONISTAS POR LOS AÑOS

QUE TERMINARON EL 31 DE DICIEMBRE DE 2003 Y DE 2002

Miles de pesos de poder adquisitivo

del 31 de diciembre de 2003

	Número de acciones pagadas (miles)	Capital social	Prima en emisión de acciones	Reserva legal	Reserva para recompra de acciones	Utilidades acumuladas (déficit)	Insuficiencia en la actualización del capital	Interés mayoritario	Interés minoritario	Total inversión de los accionistas
Saldos al 1 de enero de 2002	9,050,045	$2,845,854	$1,996,257	$101,438	$1,083,016	$1,378,358	$(1,406,616)	$5,998,307	$8,703	$6,007,010

Variaciones en 2002:
Utilidad (pérdida) neta del año						1,023,596		1,023,596	(244)	1,023,352
Incremento de la reserva legal				78,393		(78,393)
Ganancia por retención de activos no monetarios							54,817	54,817		54,817
Interés minoritario									604	604

Utilidad integral				78,393		945,203	54,817	1,078,413	360	1,078,773

Dividendos preferentes pagados						(41,553)		(41,553)		(41,553)
Recompra de acciones	(111,349)	(19,632)			(156,991)			(176,623)		(176,623)
Opciones de acciones ejercidas	46,020	8,067	16,762					24,829		24,829
Recolocación de acciones	82,749	14,624			127,319			141,943		141,943
Instrumentos financieros (Nota 4)			(180,256)					(180,256)		(180,256)

Saldos al 31 de diciembre de 2002	9,067,465	2,848,913	1,832,763	179,831	1,053,344	2,282,008	(1,351,799)	6,845,060	9,063	6,854,123

Variaciones en 2003:
Utilidad neta del año						1,575,978		1,575,978	1,417	1,577,395
Incremento de la reserva legal				49,309		(49,309)
Incremento de la reserva para recompra de acciones					239,131	(239,131)
Pérdida por retención de activos no monetarios							(248,769)	(248,769)		(248,769)
Interés minoritario									(10,480)	(10,480)

Utilidad (pérdida) integral				49,309	239,131	1,287,538	(248,769)	1,327,209	(9,063)	1,318,146

Dividendos preferentes pagados						(36,902)		(36,902)		(36,902)
Opciones de acciones ejercidas	23,139	3,466	25,361					28,827		28,827
Recolocación de acciones	79,467	13,374			86,401			99,775		99,775
Disminución de capital (Nota 11)		(1,441,843)						(1,441,843)		(1,441,843)
Instrumentos financieros (Nota 4)			(99,775)					(99,775)		(99,775)
Escisión de inversión en compañías asociadas (Nota 7)		(68,000)	(1,590,389)			(465,126)		(2,123,515)		(2,123,515)

Saldos al 31 de diciembre de 2003	9,170,071	$1,355,910	$167,960	$229,140	$1,378,876	$3,067,518	$(1,600,568)	$4,598,836	$—	$4,598,836

Las catorce notas adjuntas son parte integrante de estos estados financieros consolidados.

(7)

TV AZTECA, S. A. DE C. V. Y SUBSIDIARIAS

(Nota 1)

ESTADO CONSOLIDADO DE CAMBIOS EN LA SITUACIÓN FINANCIERA

Miles de pesos de poder adquisitivo del

31 de diciembre de 2003

	Año que terminó el 31 de diciembre de
Operación:	2003	2002

Utilidad neta del año	$1,577,395	$1,023,352
Cargos (crédito) a resultados que no requirieron la utilización de recursos:
Amortización del crédito mercantil	39,715	39,137
Depreciación	329,724	361,485
Método de participación de asociadas y afiliadas	47,541	115,573
Impuestos diferidos	158,095	26,548
Utilidad en venta de subsidiaria	(2,389)

Variación neta en cuentas por cobrar, inventarios, derechos de exhibición,
partes relacionadas y cuentas por pagar y gastos acumulados	(530,763)	(123,445)
Anticipo de anunciantes	280,454	(201,239)
Anticipo de anunciantes de Unefon	(177,945)	(94,655)
Anticipo de publicidad, programación y servicios de Todito	(204,694)	(219,406)

Recursos generados por la operación	1,517,133	927,350

Inversión:

Adquisición de inmuebles, maquinaria y equipo—Neto	(171,847)	(250,319)
Escisión de la inversión en acciones de compañías asociadas	2,123,515
Pagos anticipados a Pappas Telecasting Companies, a través de Azteca America		(473,965)
Reembolso de la prima en emisión de acciones de Todito	33,784
Interés minoritario—Neto	(10,480)	604

Recursos generados por (utilizados en) actividades de inversión	1,974,972	(723,680)

Financiamiento:

Préstamos bancarios y de ATC—Neto	933,690	(347,891)
Pagarés quirografarios—Neto	180,335	315,002
Préstamo otorgado a una parte relacionada		(206,946)
Dividendos preferentes pagados	(36,902)	(41,553)
Opciones de acciones ejercidas	28,827	24,829
Recolocación de acciones	99,775	141,943
Recompra de acciones		(176,623)
Instrumentos financieros	(99,775)	(180,256)
Disminución de capital	(1,441,843)
Escisión de la inversión en acciones de compañías asociadas	(2,123,515)

Recursos utilizados en actividades de financiamiento	(2,459,408)	(471,495)

Aumento (disminución) en efectivo y valores negociables	1,032,697	(267,825)
Efectivo y valores negociables al inicio del año	1,448,586	1,716,411

Efectivo y valores negociables al fin del año	$2,481,283	$1,448,586

Las catorce notas adjuntas son parte integrante de estos estados financieros consolidados.

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TV AZTECA, S. A. DE C. V. Y SUBSIDIARIAS

(subsidiaria de Azteca Holdings, S. A. de C. V.)

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

31 DE DICIEMBRE DE 2003 Y DE 2002

(cifras monetarias expresadas en miles de pesos de poder adquisitivo del

31 de diciembre de 2003 y miles de dólares norteamericanos,

excepto tipos de cambio y valores por acción)

NOTA 1—ACTIVIDAD DE LA COMPAÑÍA:

En julio de 1993 TV Azteca, S. A. de C. V. (la Compañía) fue adquirida por los accionistas en $2,000,050 nominales (equivalentes a 642,700 dólares a la fecha de la adquisición), de acuerdo con la privatización que efectuó el gobierno mexicano de ciertas estaciones de televisión y de sus activos respectivos. La Compañía y sus subsidiarias tienen como principal actividad la transmisión y producción de programas de televisión y la venta de tiempo de publicidad.

La Compañía posee prácticamente la totalidad de las acciones que integran el capital social de las compañías subsidiarias que se mencionan a continuación:

-	Televisión Azteca, S. A. de C. V.
-	Grupo TV Azteca, S. A. de C. V.
-	Azteca Records, S. A. de C. V.
-	Alta Empresa, S. A. de C. V.
-	Servicios Especializados TAZ, S. A. de C. V.
-	Producciones Especializadas, S. A. de C. V.
-	Producciones Exclusivas, S. A. de C. V.
-	Grupo Promotora Empresarial, S. A. de C. V.
-	Producciones Azteca Digital, S. A. de C. V.
-	Azteca Digital, S. A. de C. V.
-	Corporación de Asesoría Técnica y de Producción, S. A. de C. V.
-	Operadora Mexicana de Televisión, S. A. de C. V.
-	Multimedia, Espectáculos y Atracciones, S. A. de C. V.

(anteriormente Azteca Publishing, S. A. de C. V.)

-	Inversora Mexicana de Producción, S. A. de C. V.
-	Servicios Aéreos Noticiosos, S. A. de C. V.
-	SCI de México, S. A. de C. V.
-	Grupo TV Azteca, S. A. de C. V. (El Salvador)

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-	Servicios Locales de Producción, S. A. de C. V.
-	Servicios Foráneos de Administración, S. A. de C. V.
-	Azteca Telecasting, L. P.
-	Alta Empresa Holdings, B. V.
-	Alta Empresa International, B. V.
-	Red Azteca Internacional, S. A. de C. V.
-	Azteca International Corporation
-	TV Azteca Comercializadora, S. A. de C. V.
-	Valores Sabego, S. A. de C. V.

En la consolidación de los activos netos de Canal 12 de Televisión, S. A. de C. V. (adquirida en 1997) se generó un interés minoritario de $9,063 que se presenta como tal en el balance general al 31 de diciembre de 2002. El 10 de diciembre de 2003 la Compañía vendió su participación en esta subsidiaria en 6,000 dólares, reconociendo una utilidad de 233 dólares ($2,389).

Los saldos de las subsidiarias con residencia en el extranjero que se incluyen en la consolidación se determinan conforme a las disposiciones del Boletín B-15, emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos (IMCP).

Todos los saldos y transacciones con partes relacionadas han sido eliminados en la consolidación.

NOTA 2—RESUMEN DE POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

A continuación se resumen las políticas de contabilidad más importantes seguidas en la preparación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de los efectos de la inflación en la información financiera:

a. Reconocimiento de los efectos de la inflación -

Los estados financieros consolidados adjuntos y las notas respectivas están expresados en miles de pesos y han sido elaborados de conformidad con principios de contabilidad generalmente aceptados, emitidos por el IMCP. El reconocimiento de los efectos de la inflación en la información financiera se realizó de acuerdo con las reglas que se mencionan a continuación e incluyen los lineamientos del Boletín B-10:

–	Los inventarios, los inmuebles, la maquinaria y equipo de origen nacional, las concesiones de televisión, los derechos de exhibición de origen nacional, los cargos diferidos y los otros activos y pasivos no monetarios se actualizan aplicando factores derivados del Índice Nacional de Precios al Consumidor (INPC), emitido por el Banco de México.

–	Los derechos de exhibición y la maquinaria y equipo de origen extranjero (principalmente de Estados Unidos y Japón) se actualizan en función de la devaluación del peso frente a las monedas extranjeras, y aplicando el factor de inflación del país de origen.

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-	Los componentes de la inversión de los accionistas se actualizan aplicando factores derivados del INPC.

-	La ganancia o pérdida por la tenencia de activos no monetarios que no se actualizan aplicando los factores derivados del INPC, se incluye en la inversión de los accionistas bajo el rubro de “Insuficiencia en la actualización del capital”.

-	El resultado por posición monetaria representa la ganancia o pérdida por inflación sobre el neto de los activos y pasivos monetarios y se incluye en el costo integral de financiamiento.

Los estados financieros consolidados adjuntos se presentan en miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2003.

El INPC utilizado para el reconocimiento de los efectos de la inflación en los estados financieros adjuntos fue 106.996 y 102.904 al 31 de diciembre de 2003 y de 2002, respectivamente.

b. Transacciones en moneda extranjera -

Las transacciones en moneda extranjera se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional a los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a resultados.

c. Efectivo y valores negociables -

La Compañía considera como valores negociables todas las inversiones realizables en el corto plazo.

d. Instrumentos financieros -

Las inversiones en instrumentos financieros derivados se reconocen en el balance general como activos y pasivos expresados a su valor de mercado. Los resultados realizados y no realizados sobre dichas inversiones se reconocen en función del valor de mercado existente a la fecha de la venta o al cierre del ejercicio (véase Nota 4).

e. Operaciones de intercambio -

Las operaciones de intercambio representan transacciones que no implican movimiento de efectivo, en las cuales la Compañía vende tiempo de publicidad a terceros o partes relacionadas a cambio de ciertos activos o servicios. Estas transacciones se registran al valor de mercado de los activos o servicios convenidos en los contratos de intercambio. En los años que terminaron el 31 de diciembre de 2003 y de 2002 los ingresos netos derivados de las operaciones de intercambio ascendieron a $300,529 y $152,049, respectivamente.

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f. Derechos de exhibición -

Los derechos de exhibición representan tanto el derecho adquirido para la transmisión de programas y eventos bajo contratos de licencia como el costo de programación propia. Los derechos y obligaciones de exhibición se registran como un activo y un pasivo cuando los contratos son firmados. El costo de los derechos de exhibición se amortiza conforme se transmiten los mismos.

Al 31 de diciembre de 2003 y de 2002 la reserva para derechos de exhibición, que no serán utilizados antes de su vencimiento, asciende a $223,687 y $238,576, respectivamente, y representa la mejor estimación de la Administración de la Compañía.

Al 31 de diciembre de 2003 y de 2002 los derechos de exhibición incluyen programación propia por $356,419 y $342,326, respectivamente. Los derechos de exhibición de programación propia se amortizan a partir de que se transmiten por primera vez, excepto en el caso de telenovelas. Hasta el 31 de diciembre de 2002 los costos de telenovelas se amortizaban en un plazo máximo de cuatro años.

A partir del 1 de enero de 2003, la Compañía cambió el período de amortización del 20% de los costos de telenovelas destinadas al mercado de Estados Unidos a un período de seis años. El nuevo período de amortización refleja la experiencia y planes futuros de la Compañía en los mercados de Estados Unidos. El efecto de este cambio originó una reducción de $36,675 en el costo de amortización por el año que terminó el 31 de diciembre de 2003.

g. Inventarios y costos -

Los inventarios de mercancía y materiales, así como su costo relativo se expresan al costo promedio y se actualizan a través de factores derivados del INPC. Los valores así determinados no exceden de su valor de mercado.

h. Inmuebles, maquinaria y equipo -

Los inmuebles, maquinaria y equipo adquiridos hasta el 31 de diciembre de 1996, y su respectiva depreciación, se expresaban a su valor neto de reposición, determinado con base en avalúos practicados por peritos independientes autorizados por la Comisión Nacional Bancaria y de Valores. Los inmuebles, maquinaria y equipo adquiridos a partir del 1 de enero de 1997 se expresan al costo. Tanto los valores de reposición de activos de origen nacional al 31 de diciembre de 1996 como los costos de activos de origen nacional adquiridos a partir del 1 de enero de 1997 se actualizan aplicando factores derivados del INPC. Los activos de origen extranjero adquiridos tanto al 31 de diciembre de 1996 como posteriormente, se actualizan en función de la devaluación del peso frente a la moneda extranjera y aplicando factores de inflación del país de origen.

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La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos determinadas por personal de la Compañía.

Las tasas anuales de depreciación son las siguientes:

Edificios	5%
Maquinaria y equipo de operación	5%
Mobiliario y equipo de oficina	10%
Equipo de transporte	20%
Otros activos fijos	25%

i. Inversiones en afiliadas -

Las inversiones en afiliadas se registran bajo el método de participación y se presentan en el balance general en el renglón de otros activos.

j. Inversiones en asociadas -

Las inversiones en asociadas se registran bajo el método de participación y se presentan en el balance en renglón por separado.

En el caso de la inversión en acciones en Unefon, S. A. de C. V. (Unefon), hasta el 31 de diciembre de 2002 esta inversión reflejaba el valor contable que la misma tenía a la fecha que el Consejo de Administración tomó la decisión de venta (véase Nota 7).

k. Activos intangibles -

A partir del 1 de enero de 2002 la Compañía adoptó los lineamientos establecidos en el Boletín C-8 “Activos intangibles” emitido por la Comisión de Principios de Contabilidad del IMCP, el cual requiere que los activos intangibles se reconozcan en el balance general siempre y cuando éstos sean identificables, proporcionen beneficios económicos futuros fundamentalmente esperados y se tenga control sobre dichos beneficios. Asimismo, establece que los activos intangibles con vida útil indefinida no se amorticen y los activos intangibles con vida definida su amortización se realice sistemáticamente, con base en la mejor estimación de su vida útil determinada de acuerdo con la expectativa de los beneficios económicos futuros. Estos activos están sujetos a unacevaluación anual sobre su valor recuperable, para precisar la existencia de pérdidas por deterioro en el valor de los mismos.

l. Concesiones de televisión -

El valor de las concesiones de televisión, que son de uso exclusivo de la Compañía, se determinó con base en el exceso del precio de compra pagado por los activos de la Compañía sobre su valor en libros a la fecha de la privatización.

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Como resultado de la adopción del Boletín C-8, la Compañía determinó que las concesiones de televisión califican como activos intangibles de vida indefinida, por lo que a partir del 1 de enero de 2002 dejó de amortizar dichas concesiones.

m. Deterioro en el valor de los activos de larga duración -

La Administración de la Compañía adoptó en forma anticipada las disposiciones del Boletín C-15 “Deterioro en el valor de los activos de larga duración y su disposición” emitido por el IMCP, el cual establece, entre otras cosas, los criterios generales que permiten la identificación y, en su caso, el registro de las pérdidas por deterioro o baja de valor en los activos de larga duración, tangibles e intangibles, incluyendo el crédito mercantil. La adopción de los lineamientos establecidos en este boletín no tuvo ninguna repercusión en la situación financiera ni en los resultados de la Compañía al 31 de diciembre de 2003.

n. Crédito mercantil -

El exceso del costo de adquisición sobre el valor en libros de subsidiarias, adquiridas durante 2000, 1998 y en años anteriores, es amortizado utilizando el método de línea recta en un período de veinte años, y se actualiza aplicando al valor histórico factores derivados del INPC. En los años que terminaron el 31 de diciembre de 2003 y de 2002 la amortización del crédito mercantil ascendió a $39,715 y $39,137, respectivamente.

o. Costos diferidos -

Los costos diferidos relativos a la emisión de pagarés quirografarios se amortizan en el período de vigencia de éstos (véanse Notas 7 y 9).

p. Beneficios laborales -

Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de siete años de servicios se reconocen como costo de los años en que se prestan tales servicios. La obligación relativa a este pasivo se calcula en los términos del Boletín D-3 “Obligaciones Laborales”, emitido por el IMCP (véase Nota 10).

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

q. Impuesto sobre la Renta (ISR) -

Para el reconocimiento del ISR diferido, la Compañía utiliza el método de activos y pasivos con enfoque integral, el cual consiste en determinar el ISR diferido, aplicando la tasa del ISR correspondiente a las diferencias temporales entre los valores contables y fiscales de los activos y pasivos a la fecha de los estados financieros (véase Nota 12).

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r. Utilidad (pérdida) integral -

La utilidad (pérdida) integral está representada por la utilidad (pérdida) neta, más los efectos del resultado por tenencia de activos no monetarios, así como por aquellas partidas que por disposición específica se reflejan en la inversión de los accionistas y no constituyen aportaciones, reducciones y distribuciones de capital.

s. Ventas netas -

Los ingresos por contratos de publicidad se reconocen conforme la publicidad contratada es transmitida. Las ventas netas comprenden los ingresos obtenidos de los anunciantes menos las comisiones sobre ventas. En los años que terminaron el 31 de diciembre de 2003 y de 2002 las comisiones sobre ventas ascendieron a $462,189 y $379,359, respectivamente.

t. Anticipos de anunciantes -

La Compañía maneja esencialmente dos tipos de contratos de anticipos de publicidad con sus clientes. El Plan Azteca generalmente requiere el pago total dentro de los cuatro meses siguientes a la fecha en que el contrato es firmado. El Plan Mexicano permite a los clientes realizar los pagos en parcialidades, los cuales generalmente son soportados por pagarés durante el período en el cual la publicidad es transmitida. La Compañía registra el efectivo o los otros activos recibidos y el saldo a cargo de los clientes, así como la obligación de proporcionar publicidad bajo cualquiera de los dos tipos de contratos antes mencionados, cuando los contratos son firmados. Los anticipos de publicidad son acreditados a las ventas netas cuando la publicidad contratada es transmitida. Dichas obligaciones se consideran pasivos no monetarios y se actualizan aplicando factores derivados del INPC.

u. Utilidad neta por acción de los accionistas mayoritarios -

La utilidad neta por acción de los accionistas mayoritarios es calculada con base en el promedio ponderado de acciones en circulación durante los años que terminaron el 31 de diciembre de 2003 y de 2002 (véase Nota 11). El promedio ponderado de las acciones (en millones) durante los años que terminaron el 31 de diciembre de 2003 y de 2002 fue de 9,125 y 9,057, respectivamente.

Como lo requiere el Boletín B-14, emitido por la Comisión de Principios de Contabilidad del IMCP, a continuación se describe la utilidad neta por acción:

	Año que terminó el 31 de diciembre de

	2003	2002
Utilidad neta por acción, acciones ordinarias y preferentes (*)	$0.173	$0.113

(*) Utilidad neta por acción preferente	$0.044	$0.044

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v. Plan de opción de acciones a los empleados -

Las opciones otorgadas a los empleados se registran con crédito al capital social pagado hasta que éstas son ejercidas y se computan a su valor de asignación.

w. Pasivos, provisiones y activos y pasivos contingentes -

A partir del 1 de enero de 2003, la Compañía adoptó los lineamientos del Boletín C-9 “Pasivos, provisiones, activos y pasivos contingentes y compromisos”, emitido por la Comisión de Principios de Contabilidad del IMCP, el cual establece reglas generales de valuación, presentación y revelación de pasivos, provisiones y activos y pasivos contingentes; así como reglas generales para la revelación de los compromisos contraídos por una compañía como parte de sus operaciones cotidianas.

Como consecuencia de la adopción de dicho Boletín, los pasivos a cargo de la Compañía representan una obligación presente y las provisiones de pasivo reconocidas en el balance general, representan obligaciones presentes en las que es probable la salida de recursos económicos para liquidar la obligación. Estas provisiones se han registrado contablemente, bajo la mejor estimación razonable efectuada por la Administración para liquidar la obligación presente; sin embargo, los resultados reales podrían diferir de las provisiones reconocidas. Al 31 de diciembre de 2003 y 2002 las provisiones eran inmateriales.

La adopción de este boletín no tuvo un efecto importante en la situación financiera de la Compañía.

NOTA 3—POSICIÓN DE LA COMPAÑÍA EN MONEDA EXTRANJERA:

Excepto por los tipos de cambio, las cifras en esta nota están expresadas en miles de dólares americanos, por ser la moneda extranjera preponderante para la Compañía.

En diciembre de 1994 el gobierno mexicano devaluó el peso y dejó que flotara libremente en el mercado de cambios. Desde esa fecha el esquema de libre flotación se mantuvo y al 31 de diciembre de 2003 el tipo de cambio fue de $11.232 por dólar ($10.395 al 31 de diciembre de 2002). Como consecuencia, se generaron pérdidas cambiarias netas de $191,263 y de $367,158 en los años que terminaron el 31 de diciembre de 2003 y de 2002, respectivamente, importes que se presentan en el estado de resultados como parte del costo integral de financiamiento.

Al 31 de marzo de 2004, fecha de los estados financieros, el tipo de cambio era de $11.21 por dólar.

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Al 31 de diciembre de 2003 y de 2002 la Compañía tenía los activos y pasivos monetarios en monedas extranjeras que se muestran a continuación:

	31 de diciembre de
	2003	2002
	Dólares americanos
Activos	510,347	491,936
Pasivos	(727,161)	(674,511)

Posición neta corta	(216,814)	(182,575)

Al 31 de diciembre de 2003 y de 2002 la Compañía no tenía contratados instrumentos de protección contra riesgos cambiarios.

NOTA 4—OPERACIONES CON INSTRUMENTOS FINANCIEROS:

a. Valores negociables

Durante 2002 la Compañía adquirió Certificados de Participación Ordinaria (CPOs) de Grupo Elektra, S. A. de C. V. (Grupo Elektra), parte relacionada, por un total de $295,988 (nominal). En octubre de 2002 la Compañía celebró un contrato de opción de venta relativo a los CPOs de Grupo Elektra, el cual venció en octubre de 2003 sin ser ejercido. De acuerdo al contrato de opción de venta, la Compañía pagó una prima equivalente al 10.5% del total de la opción valuada a su precio de ejercicio. Asimismo, en octubre de 2003 la Compañía celebró un contrato de opción de compra relativo a éstos CPOs, recibiendo una prima del 4.75% del total de la opción valuada a su precio de ejercicio, el cual fue ejercido en diciembre de 2003 y ya no fue renovado posteriormente. Por los años que terminaron el 31 de diciembre de 2003 y de 2002, la Compañía reconoció una ganancia (pérdida) dentro del costo integral de financiamiento por $19,949 y ($58,907), respectivamente, para reconocer la fluctuación en el valor de mercado de esta inversión. Al 31 de diciembre de 2003 la Compañía desinvirtió totalmente en este instrumento.

b. Instrumentos financieros

En enero de 2002 y en abril y mayo de 2003, la Compañía contrató certificados de depósito mensuales con una tasa de retorno determinada con base en el valor de mercado de los CPOs de la Compañía. Estos certificados han sido renovados periódicamente por la Compañía y fueron registrados dentro de la inversión de los accionistas. En los años que terminaron el 31 de diciembre de 2003 y de 2002, la Compañía reconoció una utilidad (pérdida) dentro de la prima en suscripción de acciones de $217,201 y ($35,451), respectivamente, como resultado de la fluctuación en el valor de mercado de referencia de dicha inversión. Al 31 de diciembre de 2003 y de 2002, el saldo de esta inversión era de $461,781 y de $144,805, respectivamente.

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NOTA 5—CUENTAS POR COBRAR:

	31 de diciembre de
	2003	2002
Anunciantes	$4,837,258	$4,597,227
Cuenta por cobrar a Unefon (véase Nota 8)	259,199	83,851
Impuestos por recuperar	178,197	120,612
Gastos pagados por anticipado	68,434	69,380
Otras cuentas por cobrar (véase Nota 8)	449,795	338,923

	5,792,883	5,209,993
Estimación para cuentas incobrables	(71,054)	(93,421)

	$5,721,829	$5,116,572

Las cuentas por cobrar a anunciantes incluyen operaciones de intercambio por $514,072 y $366,655 al 31 de diciembre de 2003 y de 2002, respectivamente.

La Compañía evalúa periódicamente la recuperabilidad de las cuentas por cobrar a anunciantes y de otras cuentas por cobrar. Cuando se determina que estas cuentas no son recuperables, los saldos de anunciantes se cargan a ventas netas y las otras cuentas por cobrar se cargan a otros gastos.

NOTA 6—INMUEBLES, MAQUINARIA Y EQUIPO:

	31 de diciembre de
	2003	2002
Edificios	$1,167,335	$1,162,653
Maquinaria y equipo de operación	2,707,566	2,404,150
Mobiliario y equipo de oficina	232,783	232,013
Equipo de transporte	364,573	360,588
Otros activos fijos	561,242	551,384

	5,033,499	4,710,788
Depreciación acumulada	(3,419,719)	(2,971,371)

	1,613,780	1,739,417
Terrenos	566,751	576,912
Construcciones en proceso	4,128	3,702

	$2,184,659	$2,320,031

Al 31 de diciembre de 2003 y de 2002 los inmuebles, maquinaria y equipo por $793,447 y $1,016,022 , respectivamente, están garantizando préstamos bancarios (véase Nota 9).

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NOTA 7—OTROS ACTIVOS:

	31 de diciembre de
	2003	2002
Inversiones en acciones de afiliadas	$147,917	$68,202
Pago a Corporación de Noticias e Información, S. A. de C. V.	285,355	309,831
Costos diferidos relativos a la emisión de pagarés quirografarios—Neto	62,012	82,027
Cuenta por cobrar a Pappas Telecasting of Southern California, LLC (véase comentario sobre Azteca America más adelante)		244,917
Otros activos	184,113	156,158

	$679,397	$861,135

Pagos anticipados a Pappas Telecasting Companies, a través de Azteca America(Véase comentario sobre Azteca America más adelante)	$1,451,105	$1,200,312

Inversión en Todito.com, S. A. de C. V. (Todito), compañía asociada	$214,716	$332,689

Inversión en Unefon, compañía asociada	$—	$1,825,653

Inversión en el 50% de las acciones de Cosmofrecuencias, S. A. de C. V.

(Cosmofrecuencias), compañía asociada	$—	$368,829

Corporación de Noticias e Información, S. A. de C. V. (CNI)

El 10 de diciembre de 1998 la Compañía y una subsidiaria firmaron un convenio de Asociación Estratégica con CNI y Televisora del Valle de México, S. A. de C. V. (TVM) en el que se establecen los acuerdos que se mencionan a continuación:

1.	La Compañía asesorará directa o indirectamente a TVM y CNI para eficientar la operación del Canal 40 de televisión durante un período de 10 años, o bien durante el período de explotación de la concesión (que tiene TVM), lo que resulte menor.

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2.	La Compañía celebró con CNI un contrato de cesión de derechos y obligaciones en donde CNI, mediante consentimiento expreso de TVM, cede a la Compañía los derechos y obligaciones, establecidos originalmente en favor de CNI, a través de un contrato de programación, promoción y comercialización con TVM (donde se adquieren los derechos de programación y manejo operativo del Canal 40 de televisión en UHF) y la Compañía se obliga a pagar el 50% de la Utilidad Antes de Financiamiento, Impuestos, Depreciación y Amortización (UAFIDA) en forma trimestral, para lo cual se establece la obligación de pagar 15,000 dólares como anticipo durante los primeros 3 años a cuenta de este contrato; dicho importe se modificará de acuerdo con los resultados de la subsidiaria que operará la concesión. Al 31 de diciembre de 1999 la Compañía entregó la totalidad de los 15,000 dólares descritos, los cuales se amortizarán contra la UAFIDA que se genere con la operación del Canal 40, en un período máximo de 10 años.

3.	La Compañía otorgó un crédito a favor de CNI por 10,000 dólares, a un plazo de diez años con un período de gracia de 3 años a partir de la disposición del crédito. Los intereses que se generen causarán la tasa más alta que la Compañía paga más .25 puntos. Para garantizar el crédito se constituyó una prenda sobre el 51% de las acciones representativas del capital social de TVM, en poder del señor Javier Moreno Valle Suárez. Dichas acciones quedarán en garantía hasta que el crédito y sus accesorios sean pagados en su totalidad. Al 31 de diciembre de 2003 y de 2002, CNI ha dispuesto de los 10,000 dólares de este crédito.

4.	La Compañía adquirirá mediante un contrato de opción de compra, hasta el 51% de las acciones representativas del capital social de TVM, a partir del 4o. aniversario de vigencia. El precio de venta de las acciones será entre 100,000 dólares o 10 veces la UAFIDA de los últimos 12 meses, lo que resulte mayor, y dicho importe considerará el número de acciones a ser enajenadas. Este precio se modificará en función de la fecha de pago que se dará a partir del 30 de noviembre de 2002. En este contrato también se establece la opción de venta de las acciones en poder del señor Javier Moreno Valle Suárez y del ingeniero Hernán Cabalceta Vara, en donde la Compañía se obliga a comprar la totalidad de las acciones en poder de estas personas, bajo ciertas circunstancias. La Compañía tiene el derecho de transferir las acciones a cualesquiera de sus compañías subsidiarias.

5.	La Compañía celebró un contrato con CNI para la producción y programación, en donde se obliga a incluir en la programación del Canal 40, 16 horas y media a la semana integradas por programas noticiosos e informativos de CNI y programas producidos por terceros. Como contraprestación por los derechos de transmisión a través del Canal 40, la Compañía pagará en el primer año a CNI 5.0 dólares por cada programa de 60 minutos o su equivalente y a partir del segundo año pagará 1.65 dólares por cada punto de rating.

6.	Para la eficiente operación del Canal 40, la Compañía se obliga a prestar asesoría contable, administrativa, de informática, técnica o cualquier otra que ayude a TVM y CNI a mejorar la operación y administración del Canal 40.

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En julio de 2000, CNI suspendió la transmisión de la señal de la Compañía, misma que era una obligación establecida en el contrato de asociación estratégica. La señal de la Compañía no ha sido transmitida por el Canal 40 desde esa fecha. Como respuesta a esta y otras acciones, la Compañía ha presentado varias demandas en contra de CNI. Al 31 de marzo de 2004, fecha de emisión de estos estados financieros, este asunto se encuentra en litigio. La Compañía reclama daños y perjuicios causados por la intervención de la señal y, con base en el contrato de asociación estratégica, el ejercicio de la opción de compra para adquirir hasta el 51% del capital social de TVM. Al 31 de diciembre de 2003 y de 2002, la Compañía ha hecho pagos a CNI por 34,000 dólares, los cuales incluyen 9,000 dólares correspondientes a intereses del crédito otorgado y a gastos de operación adicionales hechos por cuenta de CNI, en relación con la asociación estratégica, y que podrían ser recuperados con las utilidades futuras de dicha asociación estratégica.

En diciembre de 2002, un Tribunal de Arbitraje de la Corte Internacional de Arbitraje de la Cámara Internacional de Comercio dictó un laudo arbitral que establece que el contrato de asociación estratégica y el contrato de opción de compra firmados por la Compañía, el señor Moreno Valle y CNI son válidos, vigentes y exigibles. La Compañía considera que la sentencia de arbitraje confirma el derecho de la Compañía a programar, comercializar y operar el Canal 40, tal y como se estipula en el contrato de asociación estratégica, y ejercer su derecho a adquirir hasta el 51% del capital social de TVM. En diciembre de 2002 se reestableció la señal de TV Azteca en el Canal 40. Después de este suceso, la Secretaría de Comunicaciones y Transportes (SCT) tomó el control exclusivo de las instalaciones de transmisión y de la señal del Canal 40. En enero de 2003, CNI presentó un amparo ante un juzgado de Distrito en materia administrativa solicitando que se revocara la decisión de la SCT de tomar el control exclusivo de las instalaciones de transmisión y de la señal de Canal 40. El 27 de enero de 2003, CNI retomó el control de las instalaciones y de la señal antes mencionadas. Ese mismo día, la Compañía presentó un amparo en contra de esta resolución. A pesar de que no existe certeza, la Administración de la Compañía considera que prevalecerá en las diversas disputas que sostiene con CNI y, por lo tanto, no ha constituido reserva alguna por este asunto.

Azteca America

En julio de 2001 la Compañía, a través de su subsidiaria Azteca International Corporation (Azteca America), compañía residente en los Estados Unidos, lanzó la red Azteca America, una nueva red transmisora de televisión en español en los Estados Unidos. A través de Azteca America, subsidiaria, la Compañía establece relaciones de afiliación con estaciones de transmisión televisiva en los mercados estadounidenses que cuentan con una audiencia hispana significativa. Adicionalmente, las afiliadas de Azteca America pueden firmar contratos de distribución con otras operadoras de cable. A través de la red Azteca America, la Compañía distribuye en los Estados Unidos parte de su programación, incluyendo telenovelas, programas de la vida real, deportes, noticias y otra programación de entretenimiento en general en español, denominada en su conjunto por la Compañía como programación de Azteca America.

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En 2001 Azteca America celebró ciertos contratos de afiliación de estaciones con afiliadas de Pappas Telecasting Companies (Grupo Pappas) en los mercados televisivos de Los Angeles, San Francisco, Houston y Reno. Cuando Azteca America celebró los contratos de afiliación de estaciones con Pappas Telecasting of Southern California LLC (Pappas California), el operador de la estación afiliada de Los Angeles, la Compañía fue parte de ciertos contratos de crédito y Azteca America celebró un contrato de opción de acciones que le daba el derecho a adquirir una participación en el capital de Pappas California. Adicionalmente, en relación con la firma de los contratos de afiliación de estaciones con afiliadas de Grupo Pappas en los mercados televisivos de San Francisco y Houston, Azteca America adquirió el 25% del capital de cada una de estas estaciones por un monto total de 70,654 dólares.

En 2002, la Compañía y Grupo Pappas fueron parte de una serie de juicios y disputas relativas a ciertos contratos celebrados entre ambas partes. El 13 de febrero de 2003 la Compañía anunció que un acuerdo definitivo había sido firmado entre la Compañía y Grupo Pappas para resolver todos los juicios y disputas existentes. Como parte de este acuerdo, Grupo Pappas readquirió el 25% del capital de sus estaciones afiliadas de San Francisco y Houston, propiedad de Azteca America. Adicionalmente, la deuda de Pappas California, cuyo monto ascendía a 56,200 dólares, fue cancelada, así como la opción de Azteca America para comprar el capital de la estación afiliada de Los Angeles. A cambio, Grupo Pappas emitió un nuevo pagaré (el nuevo pagaré) a favor de Azteca America por un monto de 128,000 dólares, garantizado con los activos de la estación de Los Angeles. Sin embargo, debido a que Grupo Pappas no pagó el nuevo pagaré antes del 30 de abril de 2003, el monto principal de este pagaré fue incrementado a 129,000 dólares. El nuevo pagaré genera intereses a la tasa anual del 11.6279% a partir de la fecha de vencimiento inicial. La fecha de vencimiento inicial del nuevo pagaré fue el 30 de junio de 2003.

Bajo los términos del acuerdo, las partes acordaron que si el nuevo pagaré no era pagado antes de la fecha de vencimiento inicial, el Contrato Local de Mercado (CLM) celebrado por tres años entre Azteca America y Pappas California respecto a la estación de Los Angeles sería efectivo y, adicionalmente, Azteca America podría tener, a partir del 1 de enero de 2006, la opción de comprar todos los activos de la estación de Los Angeles por un precio de compra de 250,000 dólares, sujeto a las limitaciones regulatorias aplicables y a la recepción de todas las aprobaciones regulatorias necesarias. Debido a que el nuevo pagaré no fue pagado en o antes del 30 de junio de 2003, el CLM y la opción de compra fueron efectivos.

Azteca America retiene todos los ingresos de publicidad generados de la programación que suministra a la estación. Azteca America paga a Grupo Pappas un honorario anual por el CLM de 15,000 dólares, el cual es compensado dólar por dólar con el interés generado por el nuevo pagaré.

Azteca America y Grupo Pappas han acordado ciertas modificaciones a los contratos de afiliación de las estaciones de Los Angeles, San Francisco, Houston y Reno.

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En adición a los contratos celebrados entre Azteca America y las afiliadas de Grupo Pappas, al 31 de diciembre de 2003 y de 2002 Azteca America ha celebrado diversos contratos de afiliación con compañías televisoras cubriendo aproximadamente el 73% y 53%, respectivamente, de la población hispana de los Estados Unidos.

De acuerdo con los contratos de afiliación, Azteca America ha otorgado a las estaciones, licencias exclusivas para la transmisión de la programación de Azteca America en sus respectivos mercados. La vigencia de estos contratos es de 2 a 7 años y se renuevan automáticamente por plazos adicionales que van de 2 a 7 años. Azteca America tiene el derecho de recibir el 100% de los ingresos netos por las ventas de publicidad que realice Azteca America en cada una de las estaciones, excepto en el caso de las estaciones de Las Vegas y Orlando, en donde recibirá el 50% de los ingresos netos por publicidad.

En los años que terminaron el 31 de diciembre de 2003 y de 2002 las ventas netas por publicidad generadas a través de Azteca America ascendieron a $118,319 y $39,486, respectivamente.

Todito

El Consejo de Administración de la Compañía, reunido el 9 de febrero de 2000, aprobó la inversión en Todito por un importe de 100,000 dólares. Esta inversión fue hecha el 14 de febrero de 2000 a través de un contrato de publicidad, programación y servicios (véase Nota 8), a cambio del 50% del capital social de Todito. La Compañía tiene la posibilidad de ejercer influencia significativa, pero no control, sobre las operaciones de Todito. Esta inversión se valúa por medio del método de participación y se presenta por separado dentro del balance general. En esta transacción se generó un crédito mercantil de $564,942. La amortización de este crédito mercantil ascendió a $28,342 y a $28,342 durante los años que terminaron el 31 de diciembre de 2003 y de 2002, respectivamente.

En mayo de 2003, Todito realizó el reembolso a prorrata de su prima de emisión de acciones por un monto de $67,568, de los cuales $33,784 fueron recibidos por la Compañía y acreditados a la inversión en Todito al 31 de diciembre de 2003.

Todito es una compañía que opera la página comercial de Internet “www.todito.com” y fue lanzada en agosto de 1999 por Dataflux, S. A. de C. V. (Dataflux), parte relacionada. La página de Internet descrita proporciona comercio electrónico y otros servicios en México, así como para la población hispana en los Estados Unidos.

Unefon y Cosmofrecuencias

a. Escisión de la inversión

El 16 de octubre de 2003 el Consejo de Administración de la Compañía aprobó escindir la inversión en acciones en Unefon y Cosmofrecuencias y parte del capital contable para la creación de una nueva compañía escindida denominada Unefon Holdings, S. A. de C. V. (Unefon Holdings), parte relacionada, adoptándose dicha decisión en Asamblea Extraordinaria de Accionistas celebrada el 19 de diciembre de 2003, y con cifras al 31 de diciembre de 2003.

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El contrato de publicidad Unefon y la deuda que Unefon tiene con la Compañía no se modificaron.

A través de esta escisión la Compañía se encuentra totalmente separada de sus inversiones en telecomunicaciones.

A continuación se presenta la información consolidada condensada al 31 de diciembre de 2003 de los efectos de dicha escisión en los estados financieros de la Compañía:

	Antes de escisión	Efectos de escisión	Saldos escindidos
ACTIVO
Activo circulante	$9,335,219		$9,335,219
Inversión en acciones en Unefon	666,568	($666,568)	—
Inversión en acciones en Cosmofrecuencias	104,487	(104,487)	—
Cuenta por cobrar a Unefon	1,798,437		1,798,437
Inmuebles, maquinaria y equipo—Neto	2,184,659		2,184,659
Concesiones de televisión—Neto	3,851,552		3,851,552
Inversión en acciones en Todito	214,716		214,716
Pagos anticipados a Pappas Telecasting
Companies, a través de Azteca America	1,451,105		1,451,105
Otros activos no circulantes

Total activo	$22,069,840	($771,055)	$21,298,785

PASIVO E INVERSIÓN DE LOS ACCIONISTAS

Pasivo a corto plazo	$3,764,096		$3,764,096
Pasivo a largo plazo	12,935,853		12,935,853
Inversión de los accionistas	5,369,891	($771,055)	4,598,836

Total pasivo e inversión de los accionistas	$22,069,840	($771,055)	$21,298,785

La escisión no tuvo efecto alguno en los resultados de la Compañía al 31 de diciembre de 2003.

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A continuación se presenta el análisis del efecto de escisión de la inversión en acciones de Unefon y Cosmofrecuencias por el año que terminó el 31 de diciembre de 2003:

	Unefon	Cosmofrecuencias	Total
Saldos al 1 de enero de 2003	$1,825,653	$368,829	$2,194,482
Pérdida por tenencia de activos no monetarios del período	(70,967)		(70,967)

Saldos antes del reconocimiento acumulado de
la participación en los resultados de asociadas	1,754,686	368,829	2,123,515
Reconocimiento de las pérdidas de compañías
asociadas por el método de participación (1)	(1,088,118)	(264,342)	(1,352,460)

Saldos al 19 de diciembre de 2003	666,568	104,487	771,055
Escisión de las inversiones en Unefon y
Cosmofrecuencias el 19 de diciembre de 2003	(666,568)	(104,487)	(771,055)

Saldo al 31 de diciembre de 2003	$—	$—	$—

(1)	Por el año que terminó el 31 de diciembre de 2003 incluye una pérdida por deterioro de activos de larga duración en Unefon y Cosmofrecuencias de $579,706 y $206,875, respectivamente.

b. Antecedentes de la inversión

El 14 de mayo de 1999 la Compañía firmó un convenio (convenio de accionistas) con Ricardo Salinas Pliego y Moisés Saba Masri para invertir en Unefon (junto con todas sus subsidiarias), una empresa de telecomunicaciones que pretende establecer una red inalámbrica digital fija de comunicación personal a nivel nacional para proporcionar servicios locales de telefonía en México. El convenio de accionistas establece que Unefon debe ser operada y manejada como una asociación en participación, inicialmente entre Ricardo Salinas y Moisés Saba. El convenio requiere que tanto Ricardo Salinas como Moisés Saba aporten 186,500 dólares al capital de Unefon, para llegar a un capital total de 373,000 dólares. Estas aportaciones de capital a Unefon concluyeron el 15 de junio de 1999.

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Antes de celebrar el convenio de accionistas, Ricardo Salinas efectuó una aportación de aproximadamente 88,600 dólares al capital de Unefon, a través de Corporación RBS, S. A. de C. V. (CRBS), una empresa de su propiedad, con el fin de dar un anticipo al gobierno mexicano para la adquisición de las concesiones inalámbricas y por gastos preoperativos. El señor Salinas cubrió el saldo de su obligación de aportación de capital, según el convenio de accionistas con fondos de Azteca Holdings, S. A. de C. V. (AH), tenedora. AH obtuvo los fondos para este préstamo en parte por la venta de 218 millones de los CPOs de la Compañía propiedad de AH a un grupo de inversionistas privados mexicanos, y por otra parte obtuvo los fondos remanentes a través de la venta de 44 millones de CPOs de la Compañía propiedad de AH a Compañía Operadora de Teatros, S. A. de C. V., una compañía totalmente poseída por AH.

La Compañía adquirió a costo (incluyendo costos financieros), el interés en la participación de Ricardo Salinas en Unefon por un total de 189,793 dólares, a través de: i) recursos por la emisión de acciones; ii) el uso de 35,108 dólares en efectivo, y iii) la cancelación de adeudos por un monto de 43,067 dólares en favor de la Compañía, por parte de CRBS, una compañía controlada por Ricardo Salinas.

Unefon inició operaciones en febrero de 2000.

En Asamblea Extraordinaria celebrada el 2 de octubre de 2000, los accionistas de Unefon acordaron reducir el capital social de Unefon en $611 millones (nominales). Al 31 de diciembre de 2001 dicha reducción se encontraba pendiente de realizar y se presenta en los estados financieros de la asociada como una cuenta por pagar a los accionistas, generando intereses a una tasa anual del 8%. Con los recursos que se deriven de esta reducción de capital, los accionistas constituyeron una nueva compañía denominada Cosmofrecuencias, poseída en un 50% por la Compañía y en un 50% por Moisés Saba Masri, para lo cual, la Compañía aportó $368,829 al 31 de diciembre de 2001. En junio de 2002 Cosmofrecuencias capitalizó el pasivo a favor de la Compañía, conjuntamente con los intereses acumulados a esa fecha, por un importe equivalente al 50% del capital social de Cosmofrecuencias.

El Consejo de Administración de la Compañía, reunido el 19 de octubre de 2000, aprobó la venta de la inversión de las acciones de Unefon y Cosmofrecuencias, ratificándose dicha decisión en Asamblea Ordinaria de Accionistas celebrada el 4 de diciembre de 2000. Las acciones en venta serían ofrecidas en primer lugar a los actuales accionistas de la Compañía, quienes tendrían el derecho de adquirir las acciones de Cosmofrecuencias del 19 de octubre de 2001 al 19 de octubre de 2006. El precio total de ejercicio de esta opción sería de aproximadamente 32,000 dólares.

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El otorgamiento de los derechos (los Derechos) para adquirir las acciones de Unefon fue sujeto a obtener el consentimiento respectivo de los tenedores de los pagarés quirografarios de la Compañía y AH. El 27 de marzo de 2001 la Compañía obtuvo el consentimiento respectivo, pagando $119,797 a los tenedores de los pagarés quirografarios de la Compañía (definidos en la Nota 9), los cuales fueron registrados como parte de la inversión en acciones en Unefon. El otorgamiento de los Derechos también fue sujeto a la obtención del consentimiento de terceras partes, incluyendo la aprobación de Nortel Networks Corporation (Nortel) bajo cierto contrato de financiamiento que esta última mantiene con Unefon, y al registro efectivo del documento de ingreso a la Securities and Exchange Commission de los Estados Unidos sobre los Derechos implícitos de las acciones de Unefon.

Los Derechos se podían ejercer hasta el 11 de diciembre de 2002, a menos que el período de ejercicio fuera ampliado por la Compañía o que ocurriera un evento que acelerara dicho proceso. En diciembre de 2002 el Consejo de Administración de la Compañía aprobó una extensión de la fecha de ejercicio de los Derechos hasta el 11 de diciembre de 2003. Cualquier Derecho que no se ejerciera en el período del ejercicio expiraría y la Compañía conservaría la propiedad de las acciones con los Derechos implícitos. Los Derechos podrían ser ejercidos antes del 11 de diciembre de 2003 si el Consejo de Administración de la Compañía aprobara la fusión de Unefon, la venta de todos o sustancialmente todos los activos de Unefon, o la venta (por subasta u otro medio) de la mayoría de las acciones de Unefon, o si de cualquier otra forma se determinara acelerar el ejercicio de los Derechos.

En el caso de la inversión en Unefon, los accionistas de la Compañía tuvieron el derecho de adquirir estas acciones hasta el 11 de diciembre de 2003, definiéndose que el precio de venta será de 0.15128 dólares por cada acción de Unefon propiedad de la Compañía, con un monto total de 176,998 dólares. Al 31 de diciembre de 2002 la Compañía tenía registrado el valor contable que la inversión en Unefon tenía a la fecha de la decisión de venta y reconocería el resultado que se derivara al comparar dicho importe con el precio de venta acordado, una vez que los accionistas ejercieran esta opción de compra y se cumplieran todos los requisitos legales de esta transacción.

En julio de 2002 la Compañía anunció que su Consejo de Administración había aprobado solicitar la autorización de los accionistas para escindir su inversión en Unefon a través de la distribución de todas las acciones de Unefon, propiedad de la Compañía, a los accionistas de la Compañía sin ningún costo, antes de que terminara el año 2002. Sin embargo, como resultado de la disputa entre Unefon y Nortel, el Consejo de Administración de la Compañía pospuso la presentación de esta propuesta a sus accionistas. Finalmente la escisión se realizó en diciembre de 2003 una vez que se dieron solución a las controversias entre Unefon y Nortel.

Los Derechos para adquirir las acciones de Unefon vencieron el 12 de diciembre de 2003 sin que las condiciones para la oferta pública de venta hayan sido cumplidas y consecuentemente sin ser ejercidas. Asimismo, en la Asamblea Extraordinaria de Accionistas celebrada el 19 de diciembre de 2003 los accionistas decidieron cancelar anticipadamente la opción de compra de las acciones de Cosmofrecuencias.

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c. Contratos de financiamiento y operación de Unefon

En septiembre de 1999, Unefon firmó un contrato de financiamiento y un contrato de adquisición con Nortel, por medio de los cuales Nortel acordó apoyar a Unefon en el diseño y construcción de su red de telecomunicaciones.

En diciembre de 2000, en relación con ciertas modificaciones al contrato de financiamiento de Unefon con Nortel, la Compañía y el Sr. Saba acordaron, conjunta y separadamente en un convenio de accionistas, proporcionar a Unefon hasta un total de 35,000 dólares a través de aportaciones de capital o de una deuda subordinada en caso de que Unefon tuviera problemas de liquidez en 2001 ó 2002.

En julio de 2001 la Compañía y Moisés Saba Masri anunciaron su intención de otorgar un crédito a Unefon hasta por un total de 80,000 dólares cada uno. La Compañía ha suspendido cualquier crédito a Unefon en virtud de la disputa con Nortel. Al 31 de diciembre de 2003 y de 2002 la Compañía había otorgado garantías de crédito por 39,000 dólares y 48,000 dólares, respectivamente, a nombre de Unefon, de los cuales 19,100 dólares fueron pagados por la Compañía. Véase Nota 8.

El 10 de marzo de 2004 Unefon realizó un pago de 17,000 dólares a la Compañía, por lo que la deuda de Unefon por este apoyo crediticio asciende a 10,000 dólares a esa fecha, que incluyen 8,000 dólares de intereses y comisiones por aval.

Unefon y Nortel, principal proveedor de equipo y anterior prestamista de Unefon, estuvieron involucrados en una diputa sobre el cumplimiento de cada una de las partes con los términos y condiciones del contrato de financiamiento, el contrato de suministro y otros contratos relacionados celebrados entre las partes, lo cual finalizó en varias acciones legales por ambas partes. El 16 de junio de 2003 Unefon celebró un convenio con Nortel, por medio del cual Unefon y Nortel se liberaron el uno del otro de todas las obligaciones resultantes del contrato de suministro, el contrato de financiamiento o cualquier contrato relacionado y terminaron con todas las acciones y procedimientos de cualquier tipo entre las partes o involucrando a las partes y sus consejos, en los Estados Unidos y en México. Unefon y Nortel también terminaron su contrato de suministro y celebraron un nuevo contrato de suministro. En relación con el convenio, Unefon pagó 43,000 dólares a Nortel, para aplicarse 18,100 dólares a las cuentas por cobrar y una reducción de 24,900 dólares de la deuda total de Unefon a favor de Nortel, quedando un saldo de deuda de 325,000 dólares a la fecha del convenio. Conjuntamente con el convenio, Unefon y Codisco Investments LLC (Codisco), sociedad donde el señor Ricardo Salinas Pliego, principal accionista y presidente del Consejo de Administración de la Compañía, tenía indirectamente una participación del 50%, residente en los Estados Unidos, llegaron a un acuerdo con Nortel para adquirir en 150,000 dólares la deuda que Unefon mantenía con esta última y que ascendía a 325,000 dólares. El importe de 150,000 dólares fue pagado con 43,000 dólares que Unefon poseía a la fecha del convenio, y con 107,000 dólares pagados por Codisco. Nortel y Codisco, celebraron un contrato de asignación y asunción (derechos y obligaciones) mediante el cual Codisco reemplazó a Nortel como prestamista bajo el contrato de financiamiento, y las acciones de Unefon garantizadas a favor de Nortel fueron asignadas a Codisco. En el contrato, bajo el cual se formalizó la compra de la deuda, Nortel estableció que la misma no se podría vender a una parte no relacionada a Unefon sin su permiso expreso.

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Por otro lado, en septiembre de 2003, Unefon celebró un contrato de prestación de servicios de provisión de capacidad con una empresa no relacionada, por medio del cual recibió 268,000 dólares y que fueron destinados, conjuntamente con otros recursos provenientes de la operación y de créditos de corto plazo de Unefon, al pago de la deuda a favor de Codisco. Con este pago, todos los activos de Unefon que se encontraban garantizando el crédito fueron liberados.

Derivado de estas operaciones, a partir de finales de diciembre de 2003 y hasta la fecha, la Compañía se encuentra en un proceso de investigación que está efectuando la Securities and Exchange Commission de los Estados Unidos (SEC) sobre potenciales violaciones a la Ley y ciertas reglas del Mercado de Valores de los Estados Unidos, en relación con la revelación de estas operaciones en los diferentes informes emitidos por la Compañía y Unefon durante el año de 2003. Al 31 de marzo de 2004, fecha de emisión de estos estados financieros consolidados, la investigación continúa en proceso, por lo que la Administración de la Compañía no está en posibilidad de determinar el impacto, si lo hubiere, que esta investigación podría tener en los estados financieros de la Compañía, en sus principales ejecutivos o en su Consejo de Administración. Los estados financieros consolidados no incluyen ningún ajuste que pudiera requerirse como resultado de esta controversia legal.

NOTA 8—SALDOS Y OPERACIONES CON PARTES RELACIONADAS:

La Compañía tiene los saldos por cobrar y por pagar con partes relacionadas que se describen a continuación:

	31 de diciembre de
	2003	2002
Cuentas por cobrar:
Operadora Unefon, S. A. de C. V. (Ounefon)	$332,070	$269,196
Azteca Holdings, S. A. de C. V.	186,323	138,393
Biper, S. A. de C. V.	13,155	33,653
Teleactivos, S. A. de C. V.	46,455	17,040
Club Atlético Morelia, S. A. de C. V.	5,560	30,665
Movilaccess, S. A. de C. V.	27,948
Grupo Elektra	11,060
Corporación RBS, S. A. de C. V.		4,613
Otras	2,483	10,364

	$625,054	$503,924

Cuentas por pagar:
Todito	$27,254	$58,592
Grupo Elektra		18,169
TV Cuscatleca		7,450
Otras	258	297

	$27,512	$84,508

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Adicionalmente, como se describe en la Nota 7, al 31 de diciembre de 2002 se tenía una cuenta por cobrar a Pappas Telecasting of Southern California, LLC, parte relacionada a esa fecha.

Las operaciones más importantes celebradas con partes relacionadas se describen a continuación:

Ingresos por publicidad

Los ingresos por publicidad transmitida, contratada con partes relacionadas, ascendieron a $305,236 y $229,325 por los años que terminaron el 31 de diciembre de 2003 y de 2002, respectivamente.

Contratos de publicidad

En marzo de 1996 la Compañía celebró un contrato de publicidad por televisión con Grupo Elektra, bajo el cual Grupo Elektra (o cualquier otra compañía en la cual Grupo Elektra tenga inversión) obtuvo el derecho de no menos de 300 spots publicitarios por semana por un período de 10 años; cada spot con una duración de 20 segundos, totalizando 5,200 minutos anuales, pero sólo en tiempo de publicidad no vendido. A cambio de la publicidad por televisión, la Compañía recibirá 1,500 dólares anuales. El contrato no puede ser terminado por la Compañía, pero sí puede ser terminado por Grupo Elektra, que también puede transferir los derechos bajo este acuerdo a terceras partes.

El 30 de septiembre de 1996 la Compañía celebró un contrato de publicidad con Dataflux (“Contrato de Publicidad Dataflux”). Bajo este contrato, Dataflux o cualquiera de sus subsidiarias tiene el derecho a 480 comerciales por mes en los canales 7 ó 13 por un período de 10 años, cada spot con 30 segundos de duración promedio, totalizando 2,880 minutos anuales, pero sólo en tiempo de publicidad no vendido. A cambio de la publicidad, Dataflux ha acordado pagar 831 dólares anuales por anticipado. El Contrato de Publicidad Dataflux no puede ser terminado por la Compañía; sin embargo, sí puede ser terminado por Dataflux en cualquier tiempo con una notificación anticipada de cuando menos 90 días.

En junio de 1998 la Compañía celebró un contrato de publicidad con Unefon (“Contrato de Publicidad Unefon”), mismo que fue modificado. Bajo este contrato, Unefon tiene el derecho a la transmisión de anuncios comerciales en los canales de televisión 13 y 7 y sus redes nacionales, así como cualquier otro canal de televisión abierta que opere o comercialice la Compañía directa o indirectamente, a través de sus afiliadas o subsidiarias, por un total de 120,000 GRPs (Gross Rating Point-Minuto, son el número de puntos rating obtenidos en la transmisión de mensajes comerciales de 60 segundos o la parte proporcional de éstos) en un período de 10 años forzosos para ambas partes.

Unefon podrá utilizar durante cada año hasta 35,000 GRPs, de acuerdo con una solicitud de uso de tiempo (orden de inserción) con fechas y horarios de exhibición, presentada por anticipado a la Compañía.

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Unefon se obliga a utilizar en su totalidad el 100% de los GRPs en el término de 10 años. De no ser así, el saldo que resulte a su favor quedará automáticamente cancelado sin responsabilidad alguna para la Compañía. Unefon pagará a la Compañía la suma de 200,000 dólares por los servicios de publicidad mencionados, y conforme éstos se transmitan. Trimestralmente se pagará el 3% del total de las ventas anuales de Unefon, hasta el total de la contraprestación. Hasta el 31 de diciembre de 2002 la Compañía reconocía los ingresos bajo este contrato conforme se consumían los GRPs con base en la tarifa que se establecía en el contrato, el cual establecía GRPs menos costosos en un principio y más costosos hacia el final del mismo. En enero de 2003 la Compañía y Unefon modificaron el contrato original. Bajo los términos del contrato modificado, la Compañía está registrando los ingresos de este contrato con base en los GRPs utilizados valuados a un precio equivalente al 3% de las ventas brutas de Unefon y hasta un máximo de 200,000 dólares, lo cual originó un incremento en las ventas netas de $20,648 por el año que terminó el 31 de diciembre de 2003, por la totalidad de los GRPs utilizados a esa fecha. Todos los demás términos del contrato no fueron modificados. En el contrato original se establecía que Unefon iniciaría el pago por los servicios de publicidad a partir del tercer año de vigencia del mismo y pagaría intereses sobre el importe de publicidad transmitida y no pagada, con base en el costo porcentual promedio más tres puntos. Sin embargo, durante 2001 Unefon y la Compañía acordaron que los pagos correspondientes a 2000, 2001 y 2002 se realizarán en cuatro pagos semestrales iguales durante 2003 y 2004, con una tasa de interés del 12%. A partir de 2003, Unefon pagará a la Compañía conforme los servicios de publicidad se transmitan; sin embargo, al 31 de diciembre de 2003 y de 2002 el importe pendiente de pago asciende a 10,824 dólares y 15,707 dólares (incluyendo intereses), respectivamente.

El derecho de la Compañía a recibir los pagos de Unefon bajo este acuerdo estaba sujeto al cumplimiento de las obligaciones de pago que Unefon tenía con Nortel.

El 14 de febrero de 2000 la Compañía, junto con su subsidiaria Grupo TV Azteca, S. A. de C. V., firmaron un contrato de publicidad, programación y servicios con Todito. El monto total del contrato asciende a 100,000 dólares, integrados por 45,000 dólares en publicidad, 50,000 dólares en contenido y 5,000 dólares correspondientes a servicios de fuerza de ventas, por un período de 5 años forzosos para ambas partes. Bajo los términos de este contrato, Todito tiene el derecho a la transmisión de anuncios y mensajes publicitarios relativos a su página comercial de Internet “todito.com” (página de todito.com) en los canales 7 y 13, así como a través de la señal que envíe la Compañía vía satélite hacia otros países, por un total de 78,000 GRPs (Gross Rating Point-Minuto, que son el número de puntos rating comercial obtenidos en la transmisión de mensajes comerciales de 60 segundos o la parte proporcional de éstos).

Todito deberá consumir los GRPs en un período de cinco años y la Compañía deberá otorgar un mínimo de 14,000 GRPs cada año. Durante los años que terminaron el 31 de diciembre de 2003 y de 2002, los ingresos por publicidad de este contrato ascendieron a $74,974 y $71,125, respectivamente.

Todito también tiene el derecho de difundir, a través de la página de todito.com, los contenidos relativos a noticias, telenovelas, espectáculos, deportes y demás material de programación difundido por la Compañía en sus páginas de Internet (“tvazteca.com.mx” y “tvazteca.com”).

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Actualmente la Compañía está reconociendo en resultados el valor de los contenidos otorgados a Todito por el método de línea recta con base en la duración del contrato. Durante los años que terminaron el 31 de diciembre de 2003 y de 2002, los ingresos por contenidos relativos a este contrato ascendieron a $133,681 y $119,815, respectivamente. Bajo los términos del contrato, la Compañía no puede asignar a terceras partes el derecho de uso y explotación del contenido de la Compañía obtenido a través de otras páginas de Internet.

La Compañía también acordó proporcionar apoyo, a través de su departamento de ventas, en la promoción con sus clientes y agencias de publicidad de los servicios de publicidad que Todito ofrece a través de su página de Internet. Durante los años que terminaron el 31 de diciembre de 2003 y de 2002, los ingresos por los servicios de la fuerza de ventas otorgados bajo este contrato ascendieron a $16,454 y $12,531, respectivamente.

El 8 de enero de 2003 la Compañía celebró un contrato de publicidad con Biper, S. A. de C. V. (Biper) por un monto de $36,500 (nominales). Mediante los términos de este contrato, Biper tiene el derecho a transmitir spots publicitarios en los canales 13 y 7 y sus redes nacionales por el período del 8 de enero de 2003 al 7 de enero de 2005. Los derechos de Biper bajo este contrato pueden ser asignados a terceras partes.

El 1 de julio de 2003 la Compañía celebró un contrato de publicidad con una agencia de publicidad a través de la cual la Compañía está prestando servicios de publicidad a Grupo Iusacell, S. A. de C. V., parte relacionada. El contrato comprende el período del 1 de julio de 2003 al 31 de diciembre de 2004. Por el año que terminó el 31 de diciembre de 2003 los servicios de publicidad prestados a esta compañía ascendieron a $20,231.

Ingresos por comisiones sobre venta de banners y otros servicios con partes relacionadas

Durante 2003 y 2002 la Compañía ofreció a sus clientes, a través de su fuerza de ventas, el inventario de banners y otros servicios de publicidad por medio de la página de todito.com. La Compañía se encarga de cobrar por cuenta de Todito los banners y servicios de publicidad vendidos relativos a esta operación. A cambio de este servicio, la Compañía recibe y registra una comisión del 20% de las ventas efectuadas. Durante los años que terminaron el 31 de diciembre de 2003 y de 2002, los ingresos por comisiones sobre ventas relativos a estos servicios ascendieron a $7,000 y $19,740, respectivamente.

En diciembre de 2003, la Compañía y Todito firmaron un contrato para la prestación de estos servicios por un monto de $210,000, por un plazo de 20 meses a partir de la firma del contrato, cuya comisión del 20% se reconocerá en resultados conforme se preste el servicio.

Asimismo, en noviembre de 2003 la Compañía y una compañía no relacionada firmaron un contrato por la compra de banners de Todito para su posterior venta a los clientes de la Compañía. El monto del contrato es de $140,000 por un período de tres años a partir de la firma del contrato. Por el año que terminó el 31 de diciembre de 2003 la Compañía ha utilizado $47,000 de este contrato, los cuales se cargaron a los resultados del año.

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Ingresos por servicios 01900

El 1 de marzo de 2002 la Compañía y Teleactivos, S. A. de C. V. (Teleactivos), parte relacionada, firmaron un contrato por tiempo indefinido mediante el cual Teleactivos ofrece el servicio de controlar e identificar las llamadas telefónicas mediante el servicio 01900 de los televidentes que participan en los concursos efectuados por la Compañía. De los ingresos por este servicio, disminuidos de los costos inherentes a la prestación del mismo (utilidad neta) la Compañía reconoce el 51% y Teleactivos reconoce lo restante. El 1 de enero de 2003 este contrato fue modificado. Bajo los términos del contrato modificado a partir de esa fecha la Compañía recibe el 30% de la utilidad neta de esta operación y Teleactivos recibe el 70% restante. Por los años que terminaron el 31 de diciembre de 2003 y de 2002 los ingresos netos derivados de este contrato ascendieron a $59,660 y $79,373, respectivamente.

Ingresos por intereses

Durante los años que terminaron el 31 de diciembre de 2003 y de 2002 la Compañía otorgó préstamos a corto plazo a partes relacionadas. En los años que terminaron el 31 de diciembre de 2003 y de 2002 los intereses ganados bajo estos préstamos ascendieron a $90,273 y $101,648, respectivamente.

Donativos

En los años que terminaron el 31 de diciembre de 2003 y de 2002 la Compañía entregó donativos a Fundación TV Azteca, A. C., parte relacionada, por $102,757 y $112,410, respectivamente. Esta parte relacionada tiene permiso de las autoridades fiscales de recibir donativos y expedir los comprobantes respectivos.

Ingresos por arrendamiento de inmuebles

En mayo de 1998 la Compañía celebró un contrato de arrendamiento de inmuebles con Ounefon (parte relacionada), siendo la Compañía la arrendadora y Ounefon, la arrendataria. Dicho contrato tiene una duración de 10 años, forzosos para ambas partes, iniciando en junio de 1998, pudiendo ser renovado por Ounefon en una ocasión consecutiva por el mismo período, con una notificación de por lo menos 180 días antes de su vencimiento. La renta bajo los términos de este contrato asciende a $2,190 mensuales pagaderos en forma anticipada cada mes. Al 31 de diciembre de 2003 y de 2002 los ingresos por arrendamiento a que se refiere este contrato ascienden a $26,841 y $26,550, respectivamente.

Préstamos a funcionarios y empleados

Entre los meses de abril a junio de 2002 la Compañía otorgó préstamos a sus principales directivos y funcionarios de alto nivel. Estos préstamos generan intereses a la tasa del 16% y 13% anual, con vencimiento en diciembre de 2004. Durante los años que terminaron el 31 de diciembre de 2003 y de 2002, el saldo de estos préstamos ascendió a $233,744 y $243,888, respectivamente, de los cuales, $155,398 han sido cobrados al 31 de marzo de 2004, quedando un saldo de $78,346 a esa misma fecha.

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Recuperación de otras cuentas por cobrar a partes relacionadas

La Compañía evalúa periódicamente la recuperabilidad de las otras cuentas por cobrar a partes relacionadas. Cuando se determina que estas cuentas, que no son de operación, no son recuperables, se cargan a otros gastos.

NOTA 9—PRÉSTAMOS BANCARIOS A CORTO Y LARGO PLAZOS:

Al 31 de diciembre de 2003 y de 2002 los préstamos a corto plazo ascendían a $701,570 y $405,480, respectivamente, representando préstamos quirografarios en dólares con bancos mexicanos y extranjeros, con una tasa de interés promedio del 7.81% y 7.41% al 31 de diciembre de 2003 y de 2002, respectivamente.

Los préstamos a largo plazo y los pagarés quirografarios se integran como sigue:

	31 de diciembre de
	2003	2002
Préstamos bancarios	$435,459
Financiamiento de equipo e inmuebles	260,781	$109,453
Menos: Porción circulante de préstamos a largo plazo	(77,133)	(49,052)

Porción de préstamos a largo plazo	$619,107	$60,401

Total de pagarés quirografarios	$4,773,600	$4,593,265
Menos porción circulante	(1,404,000)

Porción de pagarés quirografarios a largo plazo	$3,369,600	$4,593,265

Préstamos de American Tower Corporation (ATC) con vencimiento en el año 2019	$1,345,053	$1,294,240

Total de préstamos a largo plazo y pagarés quirografarios	$5,333,760	$5,947,906

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Préstamos bancarios

Programa de Europapel comercial

El 14 de mayo de 1999 la Compañía contrató un programa de Europapel comercial (programa de Europapel) con ABN AMRO Bank, N. V. por un monto de 75,000 dólares y que fue incrementado a 130,000 dólares en julio de 1999. Los pagarés emitidos bajo el programa de Europapel fueron otorgados con descuento. Las obligaciones de pago de la Compañía bajo el programa de Europapel están garantizadas por tres de las principales subsidiarias de la Compañía, que también están garantizando las obligaciones de pago de los pagarés quirografarios de la Compañía. El vencimiento de los pagarés emitidos bajo el programa de Europapel no puede ser mayor a 365 días. Al 31 de diciembre de 2003 el monto de los pagarés en circulación bajo el programa de Europapel es de 19,644 dólares, y será liquidado en varios pagos finalizando en noviembre de 2004 (5,094 dólares al 31 de diciembre de 2002, los que fueron liquidados en varios pagos finalizando en junio de 2003).

Otros préstamos bancarios

En julio de 2003 la Compañía contrató un préstamo con Deutsche Bank AG London (Deutsche Bank) por un monto de 20,000 dólares, el cual genera intereses a la tasa del 9% anual y vence el 2 de julio de 2004.

El 19 de noviembre de 2003 la Compañía contrató dos préstamos con Deutsche Bank por un monto total de 55,000 dólares. El primer préstamo fue otorgado a la Compañía el 19 de noviembre de 2003 por un monto de 35,000 dólares, generando intereses a la tasa de LIBOR más 5.50% y con vencimiento el 21 de noviembre de 2005. El segundo préstamo fue otorgado a la Compañía el 19 de noviembre de 2003 por un monto de 20,000 dólares, generando intereses a la tasa del 5.71%, con vencimiento el 21 de noviembre de 2004.

Financiamiento de equipo e inmuebles

El 18 de septiembre de 1997 la Compañía contrató un crédito hipotecario para financiar la adquisición de inmuebles en diciembre de ese año por un monto de 25,854 dólares con Banco Bilbao Vizcaya México, S. A. (BBV). La Compañía se obliga a pagar a BBV intereses en períodos anuales vencidos a una tasa anual fija de 8.5%, los cuales son pagaderos el 31 de diciembre de cada año a partir de diciembre de 1997. El pago del principal se realizó en diciembre de 2003 con los recursos obtenidos con el crédito que se obtuvo de Scotiabank Inverlat, S. A. de C. V. (Inverlat) que más adelante se describe.

En marzo de 1999 la Compañía celebró un crédito a largo plazo por 30,200 dólares con Standard Chartered Bank, como prestamista, y el Exim Bank, como garante. Bajo los términos de este crédito, la Compañía podía disponer hasta mayo de 2002 de todo o una porción de los 30,200 dólares mediante la emisión de pagarés. La finalidad del crédito fue financiar las compras de la

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Compañía de equipo manufacturado en los Estados Unidos. En octubre de 1999 y marzo de 2000, la Compañía emitió dos pagarés, uno por un monto de 12,200 dólares con vencimiento en octubre de 2004, el cual genera intereses a la tasa anual del 7.6%, y el otro por un monto de 10,500 dólares con vencimiento en marzo de 2005, el cual genera intereses a la tasa anual del 8.45%. Al 31 de diciembre de 2003 y de 2002 el monto total de los pagarés en circulación fue de 5,589 dólares y 10,128 dólares, respectivamente.

Con fecha 18 de diciembre de 2003 la Compañía contrató un crédito con Inverlat por un importe de $225,400 a un plazo de cuatro años, liquidables mediante 15 pagos trimestrales, siendo los primeros catorce pagos de $15,026 y el último pago de $15,036, e iniciando el primer pago trimestral en junio de 2004. El crédito genera intereses sobre el saldo insoluto a la Tasa de Interés Interbancaria de Equilibrio más dos puntos, pagaderos en forma mensual. Dicho crédito establece ciertas condiciones financieras que deben cumplirse durante la vigencia del mismo. Los recursos de este crédito fueron utilizados para el pago del préstamo hipotecario contratado con BBV anteriormente descrito, liberando BBV las hipotecas relativas y pasando a favor de Inverlat con motivo de este crédito.

Pagarés quirografarios

El 5 de febrero de 1997 la Compañía emitió, en el mercado internacional, pagarés quirografarios garantizados Serie “A” y Serie “B”, ambos a largo plazo (los pagarés), por la cantidad de 125 millones de dólares pagaderos en 2004, con un interés del 10.125% anual y 300 millones de dólares pagaderos en 2007, con un interés del 10.50% anual, respectivamente. Los intereses de los pagarés son pagaderos semestralmente en febrero 15 y agosto 15 de cada año, comenzando el 15 de agosto de 1997.

La mayoría de las subsidiarias de la Compañía han garantizado incondicionalmente los pagarés en forma conjunta. Las subsidiarias que están garantizando los pagarés son 100% propiedad de la Compañía. Las subsidiarias que no están garantizando ni directa ni indirectamente los pagarés no son ni en lo individual ni en su conjunto significativas. La compañía tenedora no es operativa, por lo que no tiene activos, pasivos u operaciones diferentes a la inversión en sus subsidiarias.

El 15 de febrero de 2004 la Compañía pagó en su totalidad el pagaré quirografario de 125 millones de dólares. El pago fue hecho mediante el uso de 60 millones de dólares en efectivo y 65 millones de dólares obtenidos mediante diversos préstamos bancarios.

Préstamos con ATC

El 11 de febrero de 2000 la Compañía celebró un contrato de crédito a largo plazo hasta por 119,800 dólares con una compañía mexicana, subsidiaria de ATC (“Préstamo a Largo Plazo ATC”). El préstamo está compuesto por 91,800 dólares sin garantía y 28,000 dólares de préstamo para capital de trabajo, y garantizado con ciertos bienes inmuebles propiedad de la Compañía. En junio de 2003 la Compañía y la subsidiaria mexicana de ATC modificaron el contrato original. Bajo los términos del contrato modificado, la tasa de interés de cada uno de los préstamos es del 13.109% anual (12.877% al 31 de diciembre de 2002). Las obligaciones de pago de la Compañía bajo el Préstamo a Largo Plazo ATC están garantizadas por tres de las

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principales subsidiarias de la Compañía, las cuales también están garantizando los intereses de los pagarés quirografarios de la Compañía. El vencimiento inicial del préstamo de 91,800 dólares, bajo el Préstamo a Largo Plazo ATC, es de 20 años, el cual puede ser extendido mientras el contrato de proyecto global de torres (que se describe más adelante) permanezca vigente, hasta por 50 años adicionales. El vencimiento de los 28,000 dólares es en febrero de 2004; sin embargo, puede ser renovado anualmente en períodos de un año, mientras el contrato de proyecto global de torres permanezca vigente.

El 11 de febrero de 2000 la Compañía ejerció 71,800 dólares del préstamo de 91,800 dólares y la totalidad de los 28,000 dólares del préstamo para capital de trabajo. En junio de 2000 se ejerció el remanente del préstamo de 91,800 dólares. Una parte de los recursos provenientes del Préstamo a Largo Plazo ATC fue utilizado para el pago del Préstamo a Corto Plazo ATC (anteriormente descrito) en su totalidad. El remanente de los recursos derivados del Préstamo a Largo Plazo ATC fue utilizado para fines corporativos de la Compañía y sus subsidiarias. Al 31 de diciembre de 2003 y de 2002, el saldo del préstamo a largo plazo ATC asciende a 119,800 dólares.

En febrero de 2000 la Compañía, conjuntamente con Televisión Azteca, S. A. de C. V., compañía subsidiaria, firmó un contrato de proyecto global de torres, con una compañía subsidiaria mexicana de ATC, con una duración de 70 años, para la renta de espacio no utilizado por la Compañía en sus operaciones, hasta por 190 torres de transmisión de la Compañía. Como contraprestación del pago de 1,500 dólares, como renta anual, y por el préstamo hecho a la Compañía hasta por 119,800 dólares, bajo el Préstamo a Largo Plazo ATC, la Compañía otorgó a ATC el derecho de comercialización y arrendamiento del espacio no utilizado en las torres de transmisión de la Compañía a terceras personas, así como a compañías afiliadas de la Compañía y garantizó el cobro, por cuenta de ATC, de todos los ingresos relativos. La Compañía retiene los títulos de propiedad de las torres y es responsable de su operación y mantenimiento. La SCT aprobó este contrato el 10 de febrero de 2000. Después del vencimiento de los 20 años iniciales del Préstamo a Largo Plazo ATC, la Compañía tiene el derecho de comprar a ATC al valor razonable de mercado, la totalidad o una porción de los ingresos y los activos relativos a la comercialización de los derechos, en cualquier tiempo, con el pago proporcional del monto del principal remanente del Préstamo a Largo Plazo ATC.

Vencimiento de los préstamos a largo plazo y de los pagarés quirografarios

Año que terminará el 31 de diciembre de	Importe
2005	$473,486
2006	68,572
2007	3,438,182
2008	8,467
2019	1,345,053

Total de préstamos a largo plazo y pagarés quirografarios	$5,333,760

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NOTA 10—OBLIGACIONES LABORALES:

A continuación se resumen los principales datos financieros del plan de primas de antigüedad:

	31 de diciembre de
	2003	2002
Obligación por beneficios actuales, igual al pasivo neto acumulado	$3,333	$3,542
Pasivo neto proyectado	2,621	2,775

Activo intangible	$712	$767

Costo neto del año	$1,426	$1,676

NOTA 11—INVERSIÓN DE LOS ACCIONISTAS:

a. Capital social -

El capital social de la Compañía está integrado por acciones Serie “A”, acciones Serie “D-A” y acciones Serie “D-L”. Los tenedores de las acciones Serie “A” tienen el derecho a votar en las Asambleas Generales de Accionistas de la Compañía. Los tenedores de las acciones Serie “D-A” y “D-L” tienen derecho a votar sólo en circunstancias limitadas y tienen derecho a un dividendo preferente. Los derechos de los tenedores de todas las series del capital social son idénticos, excepto por las limitaciones en cuanto a la posesión de acciones Series “A” y “D-A” por personas distintas a los tenedores mexicanos elegibles. Las acciones Serie “A” no son canjeables por ninguna otra clase de valores de la Compañía. Las acciones Serie “D-A” serán canjeables por acciones Serie “A” en el décimo aniversario de su emisión original y tendrán las mismas características de las actuales acciones Serie “A” en circulación. Las acciones Serie “D-L” serán canjeables por acciones Serie “L” en el décimo aniversario de su emisión original. Las acciones Serie “L”, que serán canjeadas por acciones Serie “D-L”, otorgarán a sus tenedores el derecho a votar únicamente en circunstancias limitadas.

El número de acciones autorizadas al 1 de enero de 2002 consiste en 10,815,834 mil acciones, de las cuales 5,408,078 mil son acciones Serie “A”, 2,703,878 mil son acciones Serie “D-A” y 2,703,878 mil son acciones Serie “D-L”. El capital social, emitido y pagado de la Compañía al 1 de enero de 2002 consiste de 9,050,045 mil acciones, de las cuales 4,663,243 mil son acciones Serie “A”, 2,193,401 mil son acciones Serie “D-A” y 2,193,401 mil son acciones Serie “D-L”.

Como parte del plan general de opciones de empleados de la Compañía, durante 2003 los empleados ejercieron su derecho a comprar acciones de dicho plan, para lo cual la Compañía emitió 23,139 mil acciones (46,020 mil acciones en 2002) con un valor de $3,466 ($8,067 en 2002), las cuales originaron una prima en emisión de acciones de $25,361 ($16,762 en 2002).

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Asimismo, durante 2002 la Compañía disminuyó su capital social en $19,632 por la recompra de 111,349 mil acciones propias que fueron canceladas. Las acciones se compraron en $176,623, cargándose el valor nominal de las mismas al capital social y la diferencia a la reserva para recompra de acciones. Durante 2003 no se realizaron recompras de acciones.

Al 31 de diciembre de 2003 y de 2002 la Compañía incrementó su capital social en $13,374 y $14,624, respectivamente, por la recolocación de 79,467 mil acciones y 82,749 mil acciones, respectivamente, las que tuvieron un valor de recolocación de $99,775 y de $141,943, respectivamente, acreditándose al capital social a su valor nominal y restituyendo la diferencia a la reserva para recompra de acciones.

En Asamblea Ordinaria celebrada el 25 de abril de 2002 los accionistas acordaron aplicar la utilidad neta de 2001, que asciende a $1,567,874 como se describe a continuación:

-	Separar $78,393 para incrementar la reserva legal, de acuerdo con la Ley General de Sociedades Mercantiles.

-	Separar $41,553 para el pago de dividendos preferentes de las acciones Series “D-A” y “D-L”, los cuales fueron pagados en octubre de 2002.

-	Traspasar el remanente a la cuenta de utilidades acumuladas.

En Asamblea Ordinaria celebrada el 30 de abril de 2003 los accionistas acordaron lo siguiente:

i. Aplicar la utilidad neta del 2002, que asciende a $1,023,596 de la siguiente manera:

-	Separar $49,309 para incrementar la reserva legal, de acuerdo con la Ley General de Sociedades Mercantiles.

-	Separar $36,902 para el pago de dividendos preferentes de las acciones Series “D-A” y “D-L”, los cuales fueron pagados en junio de 2003.

-	Traspasar el remanente a la cuenta de utilidades acumuladas.

ii.	Disminuir el capital contable en 140,000 dólares aproximadamente, a través de una disminución a prorrata del capital contable. De este monto, 125,000 dólares fueron pagados el 30 de junio de 2003 y el remanente fue pagado el 5 de diciembre de 2003.

iii. Incrementar	la reserva para recompra de acciones por $239,131, y con un monto máximo de $1,100,000 (nominal).

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Después de los movimientos anteriormente mencionados, el capital social autorizado, emitido y pagado de la Compañía al 31 de diciembre de 2003 se encuentra integrado como se muestra a continuación:

	Acciones autorizadas (miles)	Acciones pagadas (miles)	Importe nominal	Incremento por actualización	Total

Serie “A”	5,408,078	4,703,251	$664,380	$31,130	$695,510
Serie “D-A”	2,703,878	2,233,410	315,490	14,710	330,200
Serie “D-L”	2,703,878	2,233,410	315,490	14,710	330,200

	10,815,834	9,170,071	$1,295,360	$60,550	$1,355,910

b. Utilidades acumuladas -

1.	Reserva legal—La utilidad neta del año está sujeta a la disposición legal que requiere que el 5% de la utilidad de cada ejercicio sea destinada a incrementar la reserva legal, hasta que ésta sea igual a la quinta parte del importe del capital social pagado.

2.	Régimen fiscal de dividendos—Los dividendos que se paguen estarán libres del ISR si provienen de la Cuenta de Utilidad Fiscal Neta (CUFIN) y, estarán gravados a una tasa que fluctúa entre 4.62% y 7.69% si provienen de la CUFIN Reinvertida. Los dividendos que excedan de dicha CUFIN causarán un impuesto equivalente al 49.25% y 47.06% si se pagan durante el ejercicio 2004 y 2005, respectivamente. El impuesto correspondiente será a cargo de la Compañía y podrá acreditarse contra el ISR del ejercicio o el de los dos ejercicios inmediatos siguientes. Los dividendos pagados no estarán sujetos a retención alguna.

3.	En caso de reducción de capital, a cualquier excedente del capital contable sobre los saldos de las cuentas de capital contribuido, se le dará el mismo tratamiento fiscal que el de dividendo, conforme a los procedimientos establecidos por la Ley del ISR.

Al 31 de diciembre de 2003 el valor fiscal actualizado del capital social y de las utilidades acumuladas asciende a $6,284,326 y $174,412, respectivamente ($7,477,450 y $49,094 al 31 de diciembre de 2002, respectivamente).

Asimismo, al 31 de diciembre de 2003 el valor histórico y el efecto de actualización de las cuentas de capital se integran como se muestra a continuación:

	Valor
	Histórico	Actualizado	Total
Capital social	$1,295,360	$60,550	$1,355,910
Prima en emisión de acciones	167,960		167,960
Reserva legal	180,283	48,857	229,140
Reserva para recompra de acciones	889,973	488,903	1,378,876
Utilidades acumuladas (déficit)	3,437,194	(369,676)	3,067,518
Insuficiencia en la actualización del capital		(1,600,568)	(1,600,568)

Total	$5,970,770	$(1,371,934)	$4,598,836

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c. Plan de opción de acciones a los empleados -

A partir del cuarto trimestre de 1997 la Compañía adoptó el plan de opción de compra de acciones por parte de los empleados que prestan sus servicios al grupo, a través del cual fueron otorgadas opciones a todos los empleados contratados al 31 de diciembre de 1996. Los precios en que se asignaron de 1997 a 2003 fluctúan de 0.29 dólares a 0.39 dólares por CPO con un número mayor de opciones a los empleados de alto nivel y a los más relevantes actores, presentadores y personal creativo.

Las opciones, que comprenden 76 millones de CPO’s, fueron otorgadas en proporciones iguales a cada empleado con cinco años de antigüedad en la empresa (ya sea antes o después de la adopción del plan), pero dichas opciones serán canceladas si en los años posteriores a 1996 la utilidad de operación de la Compañía, antes de deducir la depreciación y la amortización en cada año, no hubiera aumentado cuando menos 15% en relación con el año anterior. Las opciones de un empleado en relación con cada año de servicios podrán ejercerse cinco años después, a menos que deje de ser empleado de la Compañía, en cuyo caso las opciones serán reasignadas.

Las opciones caducan al quinto aniversario de la fecha en que puedan ejercerse.

Durante 2003 y 2002 se ejercieron 8 millones y 15 millones de CPO’s en cada año, respectivamente, correspondientes al plan general, a un precio de 0.29 dólares por CPO.

El plan de opciones se integra como sigue:

	31 de diciembre de
	2003	2002
	(millones de CPO’s)
Opciones
Otorgadas:	116	116
Ejercidas	(94)	86)

Pendientes de ejercer	22	30

Pendientes de otorgar	124	124

Total autorizado	240	240

NOTA 12—DISPOSICIONES FISCALES:

A partir del ejercicio que terminó el 31 de diciembre de 2000 la Compañía consolida para efectos fiscales.

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En los años que terminaron el 31 de diciembre de 2003 y de 2002 la Compañía obtuvo utilidades fiscales, las cuales se amortizaron parcialmente contra las pérdidas fiscales de años anteriores. El beneficio fiscal de esta amortización ascendió a $1,433,301 por el año que terminó el 31 de diciembre de 2003 ($374,064 por el año que terminó el 31 de diciembre de 2002).

La provisión de ISR que se presenta en el estado de resultados se integra como sigue:

	Año que terminó el 31 de diciembre de
	2003	2002
ISR causado	$156,418	$274,645
ISR diferido registrado en la compra de una subsidiaria
	79,766
ISR diferido del año	158,095	26,548

	$394,279	$301,193

La conciliación entre la tasa real y efectiva del ISR se muestra a continuación:

	Año que terminó el 31 de diciembre de
	2003	2002
Utilidad antes de ISR	$1,971,674	$1,324,545

ISR a la tasa estatutoria	$670,369	$463,591
Efectos de B-10 y componentes inflacionarios	71,631	87,981
Gastos no deducibles	60,990	69,345
Efecto de pérdidas fiscales por compra de subsidiarias	(538,102)
Beneficio en consolidación fiscal		(153,457)
Otros	129,391	(166,267)

ISR causado en el año	$394,279	$301,193

Como resultado de las modificaciones a la Ley del ISR aprobadas el 1 de enero de 2003, la tasa del ISR (34% y 35% en 2003 y en 2002, respectivamente) se reducirá anualmente en un 1% a partir de 2003 hasta que la tasa nominal sea del 32% en 2005. La disminución gradual en la tasa del ISR será considerada en la valuación del ISR diferido de cada año.

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Las principales diferencias temporales sobre las que se reconoce ISR diferido se analizan como se muestra a continuación:

	31 de diciembre de
	2003	2002
Estimación de cuentas incobrables	($71,054)	($93,421)
Inventarios de derechos de exhibición y otros inventarios	1,288,658	1,318,031
Inmuebles, maquinaria y equipo—Neto	305,984	366,057
Concesiones de televisión	2,073,906	1,549,490
Pago a Corporación de Noticias e Información, S. A. de C. V.	166,231	208,744
Costos diferidos relativos a la emisión de pagarés quirografarios	62,012	82,027
Anticipos de anunciantes	(1,207,151)	(1,133,357)
Pérdidas fiscales por amortizar	(2,150,359)	(1,915,823)
Otros	89,489	(303,667)

Base del ISR	557,716	78,081
Tasa de ISR aplicable	33%	34%

ISR diferido por pagar	$184,046	$26,548

El ISR diferido por pagar se analiza como sigue:

	31 de diciembre de
	2003	2002
ISR diferido por pagar al inicio del año	$26,548	$—
Más (menos):
ISR diferido cargado a los resultados del año	158,095	26,548
Ganancia por posición monetaria reclasificada al
ISR diferido del año	(597)

ISR diferido por pagar al final del año	$184,046	$26,548

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Al 31 de diciembre de 2003 la Compañía incorporó dos nuevas subsidiarias, las cuales tienen pérdidas fiscales por amortizar por un monto de $2,193,368, de las cuales $610,714 fueron amortizadas en 2003, quedando un remanente de $1,582,654. Las pérdidas fiscales actualizadas totales acumuladas, incluyendo las anteriormente mencionadas, y las fechas de vencimiento son las siguientes:

Fecha de vencimiento	Pérdidas fiscales

2004	$225,027
2005	173,783
2006	109,204
2007	111,652
2008	660,793
2009	321,612
2010	249,411
2011	244,761
2012	16,533
2013	37,583

$2,150,359

Las pérdidas fiscales podrán ser actualizadas mediante la aplicación de factores derivados del INPC del año en el que se causaron hasta la primera mitad del año en el que sean amortizadas.

NOTA 13—COMPROMISOS Y CONTINGENCIAS:

Arrendamientos -

La Compañía renta el uso de transpondedores satelitales. El gasto total por la renta de estos satélites ascendió a $46,111 y $42,873, que se incluyen en los costos y gastos de operación por los años que terminaron el 31 de diciembre de 2003 y de 2002, respectivamente. La renta mensual bajo estos contratos es de aproximadamente 200 dólares por mes. Cada contrato vence en mayo de 2005, pero puede ser terminado por el proveedor en cualquier momento debido a una causa justificada con una notificación anticipada de 30 días.

Contingencias -

a.	Adicionalmente a la investigación de la SEC mencionada en la Nota 7 ciertos accionistas minoritarios han iniciado juicios contra la Compañía (“putative class actions”) que se encuentran en una etapa inicial y que por lo tanto no se puede determinar el resultado de los mismos ni las consecuencias que pudieran tener para la Compañía.

b.	La Compañía y sus subsidiarias son parte de varios juicios legales y demandas durante el curso normal de sus operaciones. La Administración considera que ningún litigio contra la Compañía, individualmente o en forma consolidada, tendrá efecto adverso alguno en sus negocios o situación financiera.

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NOTA 14—OTROS GASTOS (PRODUCTOS)—NETO:

Estos conceptos se integran como se menciona a continuación:

	Año que terminó el 31 de diciembre de

	2003	2002
Método de participación de afiliadas y asociadas	$47,541	$115,573
Donativos (véase Nota 8)	102,757	112,410
No deducibles	20,962	18,459
Asesorías legales (gastos por litigios)	101,521	33,268
Amortización de gastos de instalación		20,288
Cancelación de otras cuentas por cobrar, inversiones y otros	(74,714)	159,121

	$198,067	$459,119

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